DECLARACIONES
CLÁUSULAS
CLÁUSULA 2
CLÁUSULA 3
CLÁUSULA 4
CLÁUSULA 5
CLÁUSULA 6
CLÁUSULA 7
CLÁUSULA 8
CLÁUSULA 9
CLÁUSULA 10
CLÁUSULA 11
CLÁUSULA 12
CLÁUSULA 13
CLÁUSULA 14
CLÁUSULA 15
CLÁUSULA 16
CLÁUSULA 17
CLÁUSULA 18
LOS “FIDEICOMITENTES”:
LISTA DE ANEXOS
ANEXO “H”

F/455
Exhibit 3.2
English translation to follow
CONTRATO DE FIDEICOMISO IRREVOCABLE DE ADMINSTRACIÓN Y CUSTODIA
de fecha 15 de diciembre de 2004
entre:
Ing. José Francisco Serrano Segovia
Sr. Ramón Serrano Segovia
Sra. Teresa Serrano Segovia,
y
Servicios Directivos Servia, S.A. de C.V.
como Fideicomitentes y
Fideicomisarios;
y
Ixe Banco, S.A.,
Institución de Banca Múltiple,
Ixe Grupo Financiero,
División Fiduciaria,
Representado por su Delegado Fiduciario
Lic. Idalia Morales Lever y el Lic. Armando Jorge Rivero Laing
como Fiduciario
con el consentimiento y acuerdo de
Grupo TMM, S.A.
TMM Holdings, S.A. de C.V.
y
TMM Multimodal, S.A. de C.V.

CONTRATO DE FIDEICOMISO IRREVOCABLE DE ADMINISTRACIÓN Y CUSTODIA (en lo sucesivo el “Contrato” o el “Contrato de Fideicomiso”, que suscriben el 15 de diciembre de 2004:

(i)	El Ing. José Francisco Serrano Segovia (“JSS”), el señor Ramón Serrano Segovia (“RSS”), la Sra. Teresa Serrano Segovia (“TSS”) y Servicios Directivos Servia, S.A. de C.V. (“Sedise”) (a quienes en lo sucesivo, conjuntamente, se les denominará, los “Fideicomitentes”) y/o los “Fideicomisarios” como Fideicomitenete y Fideicomisarios;

(ii)	Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, División Fiduciaria, como Fiduciario (en lo sucesivo el “Fiduciario”); y

(iii)	Grupo TMM, S.A. (“GTMM”), TMM Holdings, S.A. de C.V. (“TMM Holdings”) y TMM Multimodal, S.A. de C.V. (“MM”).
      Para los fines aquí contenidos y de conformidad con las siguientes Declaraciones y Cláusulas, y tomando en consideración las definiciones contenidas en la Cláusula Primera de este Contrato:
DECLARACIONES

l.	JSS declara que:

l.1	Es una persona física de nacionalidad mexicana, casado bajo el régimen de separación de bienes, según lo acredita con la copia certificada de su acta de matrimonio que se agrega como Anexo “A” de este Contrato, y con capacidad legal para obligarse;

l.2	Es legítimo propietario de 3,808,607 (tres milliones ochocientas ocho mil seiscientas siete) acciones de la Series “A” del capital social de GTMM, mismas que se encuentran libres de todo gravamen, demanda o limitación de derechos por parte de terceros, y que son representativas del 6.686% (seis punto seiscientos ochenta y seis por ciento) del capital social de GTMM (las “Acciones JJS”); en el entendido que, toda vez que las acciones representativas del capital social de GTMM se encuentran listadas en la Bolsa Mexicana de Valores, S.A. de C.V. (“BMV”), las Acciones JSS se encuentran depositadas en S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (“Indeval”), a través de Ixe Casa de Bolsa, S.A. de C.V. (la “Casa de Bolsa”);

l.3	La suscripción y cumplimiento de este Contrato de Fideicomisco no contraviene ley aplicable o disposición contractual alguna que la obligue o afecte, a él o a cualquiera de sus propiedades, y no constituye gravamen alguno sobre o respecto de sus propiedades, ni resultan en un incumplimiento de algún convenio o instrumento del que JSS sea parte, o conforme al que se enuentre obligado, o de acción o procedimiento alguno seguido ante cualquier tribunal, o agencia gubernamental;

l.4	Para la suscripción de este Contrato no requiere de autoización o cumplimiento de requisito alguno de autoridad gubernamental alguna o de cualquier otra personsa;

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

I.5	Este Contrato de Fideicomiso (i) constituye obligaciones legales, válidas y vinculantes para JSS, y (ii) cumplidos los pasos contenidos en este Contrato de Fideicomiso, constituye una transferencia válida y perfecta de las Acciones JSS al Fiduciario; y

I.6	Establece como domicilio convencional para los efectos del presente Contrato:

Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan, México, D.F., México C.P. 14010 Telefax: 5629 8914

Atención: Lic. Javier Segovia Serrano

II.	RSS declara que:

II.1	Es una persona física de nacionalidad mexicana, casado bajo el régimen de separación de bienes, según lo acredita con la copia certificada de su acta de matrimonio que se agrega como Anexo “B” de este Contrato, y con capacidad legal para obligarse;

II.2	Es legítimo propietario de 2,331,746 (dos millones trescientas treinta y un mil setecientas cuarenta y seis) acciones de la Serie “A” del capital social de GTMM, mismas que se encuentran libres de todo gravamen, demanda o limitación de derechos por parte de terceros, y que son representativas del 4.093% (cuatro punto cero noventa y tres por ciento) del capital social de GTMM (las “Acciones RSS”); en el entendido que, toda vez que las acciones representativas del capital social de GTMM se encuentran listadas en la BMV, las Acciones RSS se encuentran depositadas en Indeval, a través de la Casa de Bolsa;

II.3	La suscripción y cumplimiento de este Contrato de Fideicomiso no contraviene ley aplicable o disposición contractual alguna que la obligue o afecte, a él o a cualquiera de sus propiedades, y no constituye gravamen alguno sobre o respecto de sus propiedades, ni resultan en un incumplimiento de algún convenio o instrumento del que RSS sea parte, o conforme al que se encuentre obligado, o de acción o procedimiento alguno seguido ante cualquier tribunal, o agencia gubernamental;

II.4	Para la suscripción de este Contrato no requiere de autorización o cumplimiento de requisito alguno de autoridad gubernamental alguna (según se define más adelante) o de cualquier otra persona;
II.5	Este Contrato de Fideicomiso (i) constituye obligaciones legales, válidas y vinculantes para RSS, y (ii) cumplidos los pasos contenidos en este Contrato de Fideicomiso, constituye una transferencia válida y perfecta de las Acciones RSS al Fiduciario;

II.6	Establece como domicilio convencional para los efectos del presente Contrato:

Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan

2

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

México, D.F., México
C.P. 14010
Telefax: 5629 8917

Atención: Lic. Javier Segovia Serrano

III.	TSS declara que:

III.1	Es una persona física de nacionalidad mexicana, soltera, con capacidad legal para obligarse;

III.2	Es legítima propietaria de 850,000 (ochocientas cincuenta mil) acciones de la Serie “A” del capital social de GTMM, mismas que se encuentran libres de todo gravamen, demanda o limitación de derechos por parte de terceros, y que son representativas del 1.492% (uno punto cuatrocientos noventa y dos por ciento) del capital social de GTMM (las “Acciones TSS”); en el entendido que, toda vez que las acciones representativas del capital social de GTMM se encuentran listadas en la BMV, las Acciones TSS se encuentran depositadas en Indeval, a través de la Casa de Bolsa;

III.3	La suscripción y cumplimiento de este Contrato de Fideicomiso no contraviene ley aplicable o disposición contractual alguna que la obligue o afecte, a ella o a cualquiera de sus propiedades, y no constituye gravamen alguno sobre o respecto de sus propiedades, ni resultan en un incumplimiento de algún convenio o instrumento del que TSS sea parte, o conforme al que se encuentre obligada, o de acción o procedimiento alguno seguido ante cualquier tribunal, o agencia gubernamental;

III.4	Para la suscripción de este Contrato no requiere de autorización o cumplimiento de cualquier otro requisito alguno de autoridad gubernamental alguna (según se define más adelante) o de cualquier otra persona;

III.5	Este Contrato de Fideicomiso (i) constituye obligaciones legales, válidas y vinculantes para TSS, y (ii) cumplidos los pasos contenidos en este Contrato de Fideicomiso, constituye una transferencia válida y perfecta de las Acciones TSS al Fiduciario; y

III.6	Establece como domicilio convencional para los efectos del presente Contrato:

Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan México, D.F., México C.P. 14010 Telefax: 5629 8914

IV.	Sedise declara que:

IV.1	Es una sociedad mercantil debidamente constituida y validamente existente conforme a las leyes de México, según consta en la escritura pública numero 27,671, de fecha 4 de diciembre de 2004, otorgada ante la fe del Lic. Roberto Núñez y Bandera, Notario Público número 1 del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Co-

3

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

mercio del Distrito Federal bajo el folio mercantil número 133, 163. Copia certificada de dicha escritura y de los estatutos sociales vigentes de Sedise se agregan a la presente como Anexo “C”;

IV.2	Es legítima propietaria de 425,850 (cuatrocientas veinticinco mil ochocientas cincuenta) acciones de la Serie “A” del capital social de GTMM, mismas que se encuentran libres de todo gravamen, demanda o limitación de derechos por parte de terceros, representativas del 0.747% (cero punto setecientos cuarenta y siete por ciento) del capital social de GTMM (las “Acciones Sedise” y, conjuntamente con las Acciones JSS, las Acciones RSS y las Acciones TSS, las “Acciones”); en el entendido que, toda vez que las acciones representativas del capital social de GTMM se encuentran listadas en la BMV, las Acciones Sedise se encuentran depositadas en Indeval, a través de la Casa de Bolsa;

IV.3	La suscripción y cumplimiento de este Contrato de Fideicomiso no contraviene ley aplicable a Sedise, ni sus estatutos o disposición contractual alguna que la obligue o afecte, a ella o a cualquiera de sus propiedades, y no constituye gravamen alguno sobre o respecto de sus propiedades, ni resultan en un incumplimiento de algún convenio o instrumento del que Sedise sea parte, o conforme al que se encuentre obligada, o de acción o procedimiento alguno seguido ante cualquier tribunal, o agencia gubernamental;

IV.4	Para la suscripción de este Contrato, no requiere de autorización, aprobación o cumplimiento de requisito alguna de autoridad gubernamental alguna, o de cualquier otra persona;

IV.5	Este Contrato de Fideicomiso (i) constituye obligaciones legales, válidas y vinculantes para Sedise, y (ii) cumplidos los pasos contenidos en este Contrato de Fideicomiso, constituye una transferencia válida y perfecta de las Acciones Sedise al Fiduciario;

IV.6	A la fecha de este Contrato, no se encuentra en estado de insolvencia, ni se encuentra en quiebra, concurso mercantil o en cualquier otra situación financiera o legal, de facto o de jure, la cual pueda afectar la validez, cumplimiento, duración y/o legalidad de este Contrato de Fideicomiso. Además, no constituye una transmisión hecha en fraude de sus acreedores, incluyendo autoridades fiscales (ya sea que dichos acreedores sean directamente acreedores de Sedise, o lo sean por virtud de una garantía personal o aval de Sedise en obligaciones de terceras personas);
IV.7	Su representante cuenta con poderes y facultades legales necesarios para la celebración de este Contrato de Fideicomiso, poderes y facultades que no le han sido revocados o limitados a la fecha; y

IV.8	Establece como domicilio convencional para los efectos del presente Contrato:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan México, D.F., México
C.P. 14010
Telefax: 5629 8914

Atención: Lic. Javier Segovia Serrano

4

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

V.	GTMM declara que:

V.1	Es una sociedad mercantil debidamente constituida y validamente existente conforme a las leyes de México, según consta en la escritura pública numero 26,225, de fecha 14 de agosto de 1987, otorgada ante la fe del Lic. Miguel Limón Díaz, Notario Público número 97 del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal bajo el folio mercantil número 102,499. Copia certificada de dicha escritura y de los estatutos sociales vigentes de GTMM se agregan a la presente como Anexo “D”;

V.2	Es legítima propietaria de 49 (cuarenta y nueve) acciones de la parte fija y 4,202,359 (cuatro millones doscientos dos mil trescientos cincuenta y nueve) acciones de la parte variable del capital social de TMM Holdings, libres de todo gravamen, demanda o de derechos por parte de terceros, representativas del 99.99% (noventa y nueve punto noventa y nueve por ciento) del capital social de TMM Holdings (las “Acciones TMM Holdings”);

V.3	La suscripción y cumplimiento de este Contrato de Fideicomiso no contraviene ley aplicable a GTMM, ni sus estatutos o disposición contractual alguna que la obligue o afecte, a ella o a cualquiera de sus propiedades, y no constituye gravamen alguno sobre o respecto de sus propiedades, ni resultan en un incumplimiento de algún convenio o instrumento del que GTMM sea parte, o conforme al que se encuentre obligada, o de acción o procedimiento alguno seguido ante cualquier tribunal, o agencia gubernamental;

V.4	Su representante cuenta con poderes y facultades legales necesarios para la celebración de este Contrato de Fideicomiso, poderes y facultades que no le han sido revocados o limitados a la fecha; y

V.5	Establece como domicilio convencional para los efectos del presente Contrato:

8914	Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan México, D.F., México C.P. 14010 Telefax: 5629

Atención: Lic. Javier Segovia Serrano

VI.	TMM Holdings declara que:

VI.1	Es una sociedad mercantil debidamente constituida y validamente existente conforme a las leyes de México, según consta en la póliza numero 6,352, de fecha, 12 de agosto de 2002 otorgada ante la fe del Lic. Juan Martín Alvarez Moreno, Corredor Público número 46 del Distrito Federal, cuyo primer original quedó inscrito en el Registro Público de Comercio del Distrito Federal bajo el folio mercantil número 292,991. Copia certificada de dicha póliza y de los estatutos sociales vigentes de TMM Holdings se agregan a la presente como Anexo “E”;

5

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

VI.2	Con fecha 11 de agoste de 2004, TMM Holdings e Inmobiliaria TMM, S.A. de C.V. (“Inmobiliaria”), como fideicomitentes, The Bank of New York como agente de garantías y fideicomisario en primer lugar, y Banco J.P. Morgan, S.A., Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, como fiduciario, suscribieron un Contrato de Fideicomiso Irrevocable de Administración y Garantía Número F/00088 (el “Contrato de Fideicomiso MM”), conforme al cual (i) TMM Holdings e Inmobiliaria constituyeron un fideicomiso (el “Fideicomiso MM”), (ii) TMM Holdings aportó 49 (cuarenta y nueve) acciones de la Clase I, Serie A y 2,661,208 (dos millones seiscientos sesenta y un mil doscientos ocho) acciones de la Clase II, Serie A, representativas del capital social de MM y que representan, en conjunto, más del 96% (noventa y seis por ciento) del capital social de MM (las “Acciones MM”) e Inmobiliaria aportó 1 (una) acción de la Clase I, Serie A, de las representativas del capital social de MM, y (iii) el fiduciario debe permitir a TMM Holdings ejercer en nombre y en representación del fiduciario, todos los derechos de voto, corporativos y cualquier otro inherentes a las Acciones MM aportadas respectivamente por TMM Holdings, excepto en el caso de que el fiduciario del Fideicomiso MM hubiere recibido de The Bank of New York, en su capacidad de agente de garantías conforme al Contrato de Fideicomiso MM, un aviso de incumplimiento solicitando al fiduciario el revocar los poderes otorgados a TMM Holdings para ejercer los derechos de voto correspondientes a las Acciones MM.

VI.3	La suscripción y cumplimiento de este Contrato de Fideicomiso no contraviene ley aplicable a TMM Holdings, ni sus estatutos o disposición contractual alguna que la obligue o afecte, a ella o a cualquiera de sus propiedades, y no constituye gravamen alguno sobre o respecto de sus propiedades, ni resultan en un incumplimiento de algún convenio o instrumento del que TMM Holdings sea parte, o conforme al que se encuentre obligada, o de acción o procedimiento alguno seguido ante cualquier tribunal, o agencia gubernamental;

VI.4	Su representante cuenta con poderes y facultades legales necesarios para la celebración de este Contrato de Fideicomiso, poderes y facultades que no le han sido revocados o limitados a la fecha; y

VI.5	Establece como domicilio convencional para los efectos del presente Contrato:

Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan México, D.F., México C.P. 14010 Telefax: 5629 8914

Atención: Lic. Javier Segovia Serrano

VII.	MM declara que:

VII.1	Es una sociedad mercantil debidamente constituida y validamente existente conforme a las leyes de México, según consta en la escritura pública numero 24,965, de fecha 3 de marzo de 1986, otorgada ante la fe del Lic. Miguel Limón Díaz, Notario Público número 97 del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del

6

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

Distrito Federal bajo el folio mercantil número 89,707. Copia certificada de dicha escritura y de los estatutos sociales vigentes de MM se agregan a la presente como Anexo “F”

VII.2	Es legítima propietaria de 3,868,401 (tres millones ochocientas sesenta y ocho mil cuatrociantas una) acciones representativas del 38.48% (treinta y ocho punto cuarenta y ocho por ciento) del capital social de GTFM, libres de todo gravamen, demanda o limitación de derechos por parte de terceros;

VII.3	La suscripción y cumplimiento de este Contrato de Fideicomiso no contraviene ley aplicable a MM, ni sus estatutos o diposición contractual alguna que la obligue o afecte, a ella o a cualquiera de sus propiedades, y no constituye gravamen alguno sobre o respecto de sus propiedades, ni resultan en un incumplimiento de algún convenio o instrumento del que MM sea parte, o conforme al que se encuentre obligada, o de acción o procedimiento alguno seguido ante cualquier tribunal, o agencia gubernamental;

VII.4	Su representante cuenta con poderes y facultades legales necesarios para la celebración de este Contrato de Fideicomiso, poderes y facultades que no le han sido revocados o limitados a la fecha; y

V.5	Establece como domicilio convencional para los efectos del presente Contrato:

8914	Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan México, D.F., México C.P. 01049 Telefax: 5629

Atención: Lic. Javier Segovia Serrano

VIII.	JSS, RSS, TSS, GTMM, TMM Holdings y MM declaran que:

VIII.1	Con fecha 15 de diciembre de 2004, Kansas City Southern (“KCS”), KARA Sub Inc. (“Kara Sub”), KCS Investment I, Ltd. (“KCS Investment”), KCS Acquisition Subsidiary, Inc. (“KCS Sub”), y Caymex Transportation, Inc. (“Caymex”), por una parte, y GTMM, TMM Holdings, y MM, por la otra parte, suscribieron un Convenio denominado Amended and Restated Acquisition Agreement (el “AAA”), el cual modifica en su integridad cierto contrato denominado Acquisition Agreement de fecha 20 de abril del 2003, conforme al cual, según ha quedado modificado, y sujeto a las condiciones ahí establecidas, KARA Sub, KCS Investment, y Caymex adquirirán (la “Adquisición”) todas las acciones propiedad de MM de las representativas del capital social de Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“GTFM”); y

VIII.2	La celebración del presente Contrato de Fideicomiso es una condición respecto de las obligaciones asumidas por KCS, Kara Sub, KCS Investment, KCS Sub y Caymex en el AAA.

7

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

IX.	Los Fideicomitentes conjuntamente declaran que:

IX.1	Desean constituir este Fideicomiso y transferir al Fiduciario las Acciones con el objeto principal de establecer un mecanismo legal para votar las Acciones en la asamblea general de accionistas de GTMM, en favor de la aprobación del AAA; así como para que se apruebe el AAA en las asambleas generales de accionistas de TMM Holdings y de MM en las que se someta a aprobación el mismo;

IX.2	Este Contrato de Fideicomiso (i) constituye obligaciones legales y válidas, y (ii) cumplidos los pasos referidos en este Contrato de Fideicomiso, constituye una transferencia válida y perfecta de las Acciones al Fiduciario; y

IX.3	Todos los derechos que se conceden a KCS en este Contrato de Fideicomiso se entenderán como una estipulatción a favor de tercero en términos de los artículos 1868, 1869 y 1870 del Código Civil Federal, en relación con la cual los Fideicomitentes en este acto renuncian a los derechos y excepciones que purdieren corresponderles conforme a los artículos 1871 y 1872 del Código Civil Federal.

X.	El Fiduciario declara que:

X.1	Es una institución de banca múltiple debidamente constituida y válidamente existente conforme las leyes de México;

X.2	Desea actuar como fiduciario del presente Contrato de Fideicomiso, teniendo plena capacidad para ello;

X.3	Su delegados fiduciarios cuentan con los poderes y facultades legales necesarios para la celebración de este Contrato de Fideicomiso, poderes y facultades que no les han sido revocados o limitados a la fecha, lo cual acreditan mediante escritura pública número 97,506 libro 2,228 de fecha 10 de julio de 2003, ante la fe del Notario Público No. 151 del Distrito Federal, Licenciado Cecilio González Márquez.

X.4	Expresamente informó a las partes de este Contrato, del contenido y alcance de las disposiciones contenidas en el Artículo 106 párrafo (b) de la Sección XIX de la LIC, como se establece en la Cláusula 14 del presente Contrato de Fideicomiso.

XI.5	Establece como domicilio convencional para los efectos del presente Contrato:

8

Ixe Banco SA
Institución de Banca Múltiple
F/455

Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
      DE CONFORMIDAD CON LAS DECLARACIONES ANTERIORES y con otras consideraciones de importancia, las partes de este Contrato de Fideicomiso, acuerdan lo siguiente:
CLÁUSULAS
CLÁUSULA 1
Definiciones e Interpretación
      Inciso 1.1 Definiciones. Los términos con mayúsculas utilizados y no definidos en otra parte del presente Contrato de Fideicomiso tendrán el significado atribuido a los mismos en esta Cláusula 1. En relación con cualquier término que se defina mediante referencia a otro contrato, para los fines del presente, dicho término continuará teniendo el significado atribuido al mismo a la fecha de este Contrato de Fideicomiso, sin considerar cualquier terminación, vencimiento o modificación a dicho otro contrato.
      “AAA” tiene el significado atribuido a dicho término en la Declaración VIII.1 de este Contrato de Fideicomiso. Copia de dicho documento se acompaña como Anexo “I”.
      “Acciones” significa, conjuntamente, las Acciones JSS, las Acciones RSS, las Acciones TSS y las Acciones Sedise, incluyendo cualquier acción de las representativas del capital social de GTMM, que por cualquier medio adquiera el Fiduciario y/o cualquiera de los Fideicomitentes con posterioridad a la fecha de este Contrato de Fideicomiso, y que formará parte del Patrimonio del Fideicomiso, de acuerdo con lo establecido en el Inciso 2.3 de este Contrato de Fideicomiso (excepto por aquellas que formen parte del patrimonio del Fideicomiso Citibank).
      “Acciones MM” tiene el significado atribuido a dicho término en la Declaración VI.2 de este Contrato de Fideicomiso.
      “Acciones Sedise” tiene el significado atribuido a dicho término en la Declaración IV.2 de este Contrato de Fideicomiso.
      “Acciones JSS” tiene el significado atribuido a dicho término en la Declaración I.2 de este Contrato de Fideicomiso.
      “Acciones RSS” tiene el significado atribuido a dicho término en la Declaración II.2 de este Contrato de Fideicomiso.
      “Acciones TMM Holdings” tiene el significado atribuido a dicho término en la Declaración V.2 de este Contrato de Fideicomiso.
      “Acciones TSS” tiene el significado atribuido a dicho término en la Declaración III.2 de este Contrato de Fideicomiso.
      “Adquisición” tiene el significado atribuido a dicho término en la Declaración VIII.1 de este Contrato de Fideicomiso.

9

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
      “BMV” tiene el significado atribuido a dicho término en la Declaración I.2 de este Contrato de Fideicomiso.
      “Casa de Bolsa” tiene el significado atribuido a dicho término en la Declaración I.2 de este Contrato de Fideicomiso.
      “Caución Ixe” significa cualquier contrato de caución bursátil que constituya el Fiduciario para garantizar obligaciones de crédito que contraiga Servicios Directivos Servia, S.A. de C.V. (Sedise) con Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero.
      “Caymex” tiene el significado atribuido a dicho término en la Declaración VIII.1 de este Contrato de Fideicomiso.
      “Contrato de Fideicomiso MM” tiene el significado atribuido a dicho término en la Declaración VI.2 de este Contrato de Fideicomiso.
      “Día Hábil” significa, cualquier día del año, excepto sábados y domingos, en que las sucursales bancarias en el Distrito Federal de México, no estén autorizadas u obligadas a cerrar.
      “Documentos Accesorios” tiene el significado atribuido a dicho término en el Inciso 5.1(c) de este Contrato de Fideicomiso.
      “Fideicomiso Citibank” significa el fideicomiso constituido conforme a cierto contrato de fideicomiso celebrado el 14 de diciembre de 2001, entre el Ing. José Francisco Serrano Segovia, el señor Ramón Serrano Segovia y la señora Teresa Serrano Segovia, como fideicomitentes, y GE Capital Bank, S.A., Institución de Banca Múltiple, GE Capital Grupo Financiero, como fiduciario, según dicho contrato ha sido o sea en el futuro modificado.
      “Fideicomisarios” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.
      “Fideicomiso” significa el fideicomiso constituido a través de este Contrato de Fideicomiso.
      “Fideicomiso MM” tiene el significado atribuido a dicho término en la Declaración VI.2 de este Contrato de Fideicomiso.
      “Fideicomitentes” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.
      “Fiduciario” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.
      “GTFM” tiene el significado atribuido a dicho término en la Declaración VIII.1 de este Contrato de Fideicomiso.
      “GTMM” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.

10

Ixe Banco SA
Institución de Banca Múltiple
F/455

Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
      “Indeval” tiene el significado atribuido a dicho término en la Declaración I.2 de este Contrato de Fideicomiso.
      “Inmobiliaria” tiene el significado atribuido a dicho término en la Declaración VI.2 de este Contrato de Fideicomiso.
      “JSS” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.
      “Kara Sub” tiene el significado atribuido a dicho término en la Declaración VIII.1 de este Contrato de Fideicomiso.
      “KCS” tiene el significado atribuido a dicho término en la Declaración VIII.1 de este Contrato de Fideicomiso.
      “KCS Investment” tiene el significado atribuido a dicho término en la Declaración VIII.1 de este Contrato de Fideicomiso.
      “KCS Sub” tiene el significado atribuido a dicho término en la Declaración VIII.1 de este Contrato de Fideicomiso.
      “LGTOC” significa la Ley General de Títulos y Operaciones de Crédito.
      “LIC” significa la Ley de Instituciones de Crédito.
      “México” significa los Estados Unidos Mexicanos.
      “MM” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.
      “Parte” o “Partes” significa la parte o partes de este Contrato de Fideicomiso.
      “Patrimonio del Fideicomiso” tiene el significado atribuido a dicho término en el Inciso 4.1 de este Contrato de Fideicomiso.
      “RSS” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.
      “Sedise” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.
      “TMM Holdings” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.
      “TSS” tiene el significado atribuido a dicho término en el proemio de este Contrato de Fideicomiso.

11

Ixe Banco SA
Institución de Banca Múltiple
F/455

Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
      Inciso 1.2 Encabezados. Los encabezados de las Cláusulas de y cualquiera incisos o secciones de este Contrato de Fideicomiso son utilizadas únicamente como referencia y no deberán considerarse para la interpretación de ese Contrato de Fideicomiso.
      Inciso 1.3 Referencias. A menos que se indique lo contrario, todas las referencias a Cláusulas, Incisos y/o Anexos de este Contrato de Fideicomiso.
CLÁUSULA 2
Constitución del Fideicomiso
      Inciso 2.1 Constitución. Por virtud de este Contrato de Fideicomiso y por la aportación y transmisión de las Acciones en los términos del Inciso 2.2 siguiente, los Fideicomitentes consituyen este Fideicomiso con el Fiduciario, y el Fiduciario conviene en actuar como fiduciario del mismo.
      Inciso 2.2 Transmisión de Acciones. Para los fines de este Fideicomiso, los Fideicomitentes en este acto aportan y transmiten las Acciones al Fiduciario, al efecto transmitiendo al Fiduciario todos los derechos que tienen los Fideicomitentes sobre las Acciones. La transmisión al Fiduciario de los derechos de propiedad y demás derechos de los Fideicomitentes sobre las Acciones, se perfecciona mediante (i) la suscripción de este Contrato de Fideicomiso, y (ii) las instrucciones que simultáneamente con este Contrato, los Fideicomitentes entregan a la Casa de Bolsa, para que dicha Casa de Bolsa transfiera las Acciones al Fiduciario y queden depositadas a nombre del Fiduciario en la cuenta que mantiene el Fiduciario con el Indeval. Como Anexo “G” se adjuntará una copia del certificado emitido por el Indeval por el que se evidencie que las Acciones han sido depositadas a nombre del Fiduciario, en la cuenta que mantiene con el Indeval.
      Inciso 2.3 Acciones Adicionales. Los Fideicomitentes convienen que este Fideicomiso deberá incluir todas las acciones representativas del capital social de GTMM, adquiridas o de alguna otra forma trasferidas al Fideicomiso conforme a los términos de este Contrato de Fideicomiso y/o a cualquiera de los Fideicomitentes, con posterioridad a la fecha de este Contrato de Fideicomiso y que formarán parte del Patrimonio del Fideicomiso (excepto por aquellas que formen parte del patrimonio del Fideicomiso Citibank).
      Inciso 2.4 Aceptación. El Fiduciario en este acto expresamente acepta su nombramiento como fiduciario del Fideicomiso, protestando su fiel y legal desempeño.
CLÁUSULA 3
Partes
      Inciso 3.1 Partes. Son Partes de este Contrato de Fideicomiso las siguientes:

(i)	Fideicomitentes y Fideicomisarios: JSS, RSS, TSS y Sedise.

(ii)	Fiduciario: Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, División Fiduciaria.

(iii)	GTMM, TMM Holdings y MM, manifestando que conocen y consienten en la celebración de este Contrato de Fideicomiso.

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
CLÁUSULA 4
Patrimonio del Fideicomiso
      Inciso 4.1 Patrimonio. El Patrimonio del Fideicomiso quedará integrado por los siguientes bienes (en lo sucesivo, el “Patrimonio del Fideicomiso”):

(i)	las Acciones tranferidas al Fideicomiso conforme al Inciso 2.2 y cualquier otra acción representativa del capital social de GTMM, adquirida o de alguna otra forma trasferida al Fideicomiso conforme a los términos de este Contrato de Fideicomiso y/o a cualquiera de los Fideicomitentes, con posterioridad a la fecha de este Contrato de Fideicomiso (excepto por aquellas que formen parte del patrimonio del Fideicomiso Citibank), según se establece en el Inciso 2.3 de este Contrato de Fideicomiso; y

(ii)	cualquier otro bien tangible o intangible que por cualquier razón o bajo cualquier circunstancia legal, llegue a ser parte del Patrimonio del Fideicomiso, si así lo acuerdan las Partes por escrito.
CLÁUSULA 5
Fines del Fideicomiso
      Inciso 5.1 Fines. El fin y objeto principal del Fideicomiso es que el Fiduciario reciba y mantenga en propiedad las Acciones para administarias y de establecer un mecanismo legal para votar las Acciones en la asamblea general de accionistas de GTMM, en favor de la aprobación del AAA; así como para que se apruebe el AAA en las asambleas generales de accionistas de TMM Holdings y de MM en las que se someta a aprobación el mismo. Por lo anterior, se entenderán como fines específicos del Fideicomiso, los siguientes:
      (a) Que el Fiduciario reciba y mantenga las Acciones conforme a los términos y condiciones establecidas en la presente, y ejercite los derechos de voto correspondientes a dichas Acciones (tanto los corporativos, como los económicos) de conformidad con lo estipulado en el presente Contrato de Fideicomiso;
      (b) Que el Fiduciario reciba todas las acciones representativas del capital social de GTMM que deriven de un pago de dividendos de GTMM, de aumentos del capital social de GTMM, o de cualquier otro acto, correspondientes a las Acciones, de acuerdo con lo establecido en el Inciso 6.2 de este Contrato;
      (c) Que cuando se convoque a asamblea de accionistas de GTMM, a fin de analizar y, en su caso, aprobar irrevocablemente la Adquisición y las otras operaciones referidas en el AAA, así como los documentos accesorios al AAA (en lo sucesivo los “Documentos Accesorios”), el Fiduciario asista a dicha asamblea de accionistas (a través de cualquiera de sus delegados fiduciarios, debidamente nombrados) y ejerza los derechos de voto inherentes a las Acciones que formen parte del Patrimonio del Fideicomiso:

(i)	aprobando irrevocablemente la Adquisición a y las otras operaciones contempladas por el AAA, así como los Documentos Accesorios;

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

(ii)	instruyendo irrevocablemente para que se convoque a una asamblea de accionistas de TMM Holdings para analizar y, en su caso, aprobar irrevocablemente la Adquisición y las otras operaciones contempladas en los Documentos Accesorios; y
(iii)	instruyendo irrevocablemente que, en la asamblea de accionistas de TMM Holdings que se convoque para analizar y, en su caso, aprobar irrevocablemente la Adquisición y las otras operaciones contempladas en los Documentos Accesorios, el derecho de voto inherente a todas las Acciones TMM Holdings sea ejercido por GTMM (I) aprobando irrevocablemente la Adquisición y las otras transacciones contempladas por el AAA y los Documentos Accesorios; y (II) instruyendo irrevocablemente que (A) se convoque a una asamblea de accionistas de MM para analizar y, en su caso, aprobar irrevocablemente la Adquisición y las otras transacciones contempladas por los Documentos Accesorios, y (B) en la asamblea de accionistas de MM convocada irrevocablemente para analizar y, en su caso, aprobar la Adquisición y las otras operaciones contempladas en los Documentos Accesorios, TMM Holdings ejerza los derechos de voto inherentes a todas las Acciones MM aprobando irrevocablemente la Adquisición, todas las otras operaciones contempladas por el AAA, los Documentos Accesorios y cualquier otro asunto relacionado con la celebración, aprobación, entrega (delivery), cumplimiento y ejecución del AAA;
      (d) Que previa instrucción por escrito de KCS al Fiduciario, el Fiduciario solicite se convoque a asamblea de accionistas de GTMM para analizar y, en su caso, aprobar irrevocablemente la Adquisición, las otras operaciones contempladas en el AAA y los Documentos Accesorios;
      (e) Que en cualquier asamblea de accionistas de GTMM, diferente a la asamblea de accionistas que se celebre para analizar y, en su caso, aprobar irrevocablemente la Adquisición, las otras operaciones contempladas en el AAA y los Documentos Accesorios, el Fiduciario otorgue los poderes necesarios para que las Acciones sean votadas en dicha asamblea de accionistas de GTMM y todos los derechos corporativos sean ejercidos de conformidad con lo que establece el párrafo (a) del Inciso 6.1 de este Contrato de Fideicomiso;
      (f) Que por instrucciones expresas que en este acto otorgan JSS, RSS y Sedise al Fiduciario, el Fiduciario constituya una Caución Ixe sobre las Acciones JSS, las Acciones RSS y las Acciones Sedise, a fin de garantizar las obligaciones en favor de Ixe Banco, S.A.
      (g) Que el Fiduciario, conforme a los términos y condiciones aquí establecidos y previa terminación o reversión del Fideicomiso conforme a lo establecido en las Cláusulas 12 y 13 del presente Contrato de Fideicomiso, revierta, previa autorización de Ixe Banco S.A. Institución de Banca Múltiple, como beneficiario de la Caución Ixe, en favor de los Fideicomisarios (según corresponda) todo el Patrimonio del Fideicomiso, incluyendo las Acciones que en ese momento formen parte del Patrimonio del Fideicomiso, llevando a cabo los actos que sean necesarios a fin de que se conserve en sus términos cualquier caución bursátil que se constituya de acuerdo con lo establecido en el párrafo (f) inmediato anterior y que en ese momento se encuentre vigente; y
      (h) El Fiduciario lleve a cabo todos los actos necesarios y suscriba todos los contratos, acuerdos y todos los documentos relacionados para el cumplimiento de los fines de este Fideicomiso.

14

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
CLÁUSULA 6
Administración de las Acciones
      Inciso 6.1 Derechos de Voto. Durante la vigencia del Fideicomiso, el Fiduciario deberá ejercer los derechos de voto correspondientes a las Acciones, de acuerdo con lo siguiente:
                (a) Derechos Corporativos. Sujeto a las disposiciones del párrafo (b) siguiente y a lo establecido en la Cláusula 5 de este Contrato, cada Fideicomitente estará facultado para instruir al Fiduciario la forma de ejercitar todos los derechos corporativos y otros derechos correspondientes a las Acciones transmitidas a este Fideicomiso por dicho Fideicomitente. Para dicho propósito, en cada ocasión que se celebre una asamblea de accionistas de GTMM, el Fiduciario, a solicitud por escrito del Fideicomitente respectivo (solicitud que deberá ser entregada al Fiduciario por lo menos cinco (5) Días Hábiles antes de la celebración de la asamblea de accionistas de que se trate), deberá emitir en favor de dicho Fideicomitente (o de la persona designada por dicho Fideicomitente en el aviso de que se trate) los poderes, los certificados y/o los documentos que sean necesarios para que dicho Fideicomitente (o la persona designada por dicho Fideicomitente) represente y vote las Acciones transferidas a este Fideicomiso por dicho Fideicomitente en dicha asamblea de accionistas de GTMM; en el entendido que (i) el Fiduciario deberá emitir y entregar al Fideicomitente de que se trate, a más tardar tres (3) Días Hábiles antes de la fecha de celebración de la asamblea de accionistas de GTMM de que se trate, el poder, el certificado y/o los documentos necesarios solicitados por dicho Fideicomitente para dichos efectos, y (ii) si el Fideicomitente de que se trate, no entregare al Fiduciario la solicitud por escrito conforme a lo aquí establecido, el Fiduciario no será responsable si dicho Fideicomitente no puede ejercer en esa asamblea de accionistas el derecho de voto inherente a las Acciones fideicomitidas por dicho Fideicomitente.
                (b) Derechos Corporativos en relación con la Adquisición. No obstante lo dispuesto en el párrafo (a) inmediato anterior, si se convoca a una asamblea de accionistas de GTMM para analizar y, en su caso, aprobar la Adquisición, las otras operaciones contempladas en el AAA y los Documentos Accesorios, el Fiduciario en este acto queda irrevocablemente instruido por los Fideicomitentes para (i) entregar un aviso por escrito y copia de dicha convocatoria a los Fideicomitentes y a KCS (en el caso de KCS, en el domicilio señalado para KCS en la Cláusula 16 del presente Contrato de Fideicomiso) dentro de los dos (2) Días Hábiles posteriores a la fecha en que el Fiduciario hubiere recibido dicha convocatoria por parte de GTMM, (ii) asistir a dicha asamblea de accionistas (a través de sus delegados fiduciarios, debidamente designados), y (iii) votar todas las Acciones conforme a lo establecido en la Sección 5.1(c) anterior, para aprobar la suscripción de los documentos y la realización de las acciones requeridas para llevar a cabo la Adquisición.
                (c) Convocatoria de Asamblea de Accionistas. En el supuesto que, en cualquier momento durante la vigencia de este Contrato de Fideicomiso, KCS diere al Fiduciario aviso por escrito solicitando al Fiduciario se convoque a una asamblea de accionistas de GTMM para analizar y, en su caso, aprobar irrevocablemente la Adquisición, las otras operaciones contempladas en el AAA y los Documentos Accesorios, entonces el Fiduciario tan pronto como sea posible y de conformidad con los derechos inherentes a las Acciones, deberá convocar o solicitar al presidente o al secretario del consejo de administración de GTMM, se convoque a una asamblea de accionistas de GTMM para analizar y, en su caso, aprobar la Adquisición, las otras operaciones contempladas en el AAA y los Documentos Accesorios.

15

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
      Inciso 6.2 Dividendos. Cada Fideicomitente estará facultado para recibir todos los dividendos relacionados con las Acciones transmitadas a este Fideicomiso por dicho Fideicomitente. Cualquier dividendo pagado en acciones del capital social de GTMM, deberá mantenerse en este Fideicomiso como parte del Patrimonio del Fideicomiso para el beneficio de los Fideicomitentes (según corresponda), y toda referencia en este Contrato de Fideicomiso a las Acciones se entenderá que incluye dichas acciones.
      Inciso 6.3 Aumentos de Capital. Si se aprobare un aumento del capital social de GTMM, el Fiduciario suscribirá y pagará las acciones que tenga derecho a suscribir por virtud de las Acciones que formen parte del Patrimonio del Fideicomiso, siempre y cuando los Fideicomitentes (según corresponda) entreguen al Fiduciario las cantidades necesarias para pagar dichas acciones con por lo menos dos (2) Días Hábiles de anticipación a la fecha en que dicho pago deba hacerse, en el entendido que, todas esas acciones suscritas y pagadas las mantendrá el Fiduciario como parte del Patrimonio del Fideicomiso para el beneficio de los Fideicomitentes (según corresponda), y toda referencia que en este Contrato de Fideicomiso se haga a las Acciones, se entenderá que incluye dichas acciones.
CLÁUSULA 7
Cuentas de los Fideicomitentes
      Inciso 7.1 Cuentas. (a) El Fiduciario en este acto conviene en proporcionar a los Fideicomitentes y Fideicomisarios con copia a KCS, estados de cuenta mensuales relacionados con los bienes que constituyen el Patrimonio del Fideicomiso. Los Fideicomitentes y Fideicomisarios tendrán quince (15) días calendario una vez que reciban los estados de cuenta correspondientes para su revisión y, en su caso, aprobación de su contenido. Transcurrido el plazo referido y salvo error evidente, en caso de que el Fiduciario no hubiere recibido aviso alguno de los Fideicomitentes y Fideicomisarios en relación con el contenido de dichos estados de cuentas, dichos estados se entenderán aprobados por los Fideicomitentes y Fideicomisarios.
      (b) El Fiduciario deberá entregar a los Fideicomitentes y Fideicomisarios, tan pronto como sea posible y una vez que le haya sido requerida, toda la información razonablemente solicitada por cualquiera de los Fideicomitentes y Fideicomisarios en relación con este Contrato de Fideicomiso y el Patrimonio del Fideicomiso.
CLÁUSULA 8
Impuestos
      Inciso 8.1 Impuestos. Todos los impuestos relacionados con el Fideicomiso deberán pagarse directamente por los Fideicomitentes, según corresponda, obligándose los Fideicomitentes a proporcionar al Fiduciario evidencia de dichos pagos.
CLÁUSULA 9
Transferencia del Patrimonio del Fideicomiso y
de los Derechos Fideicomisarios.
      Inciso 9.1 Transferencia del Patrimonio del Fideicomiso. Se conviene expresamente en que, con excepción de la Caución Ixe, mientras no se cumplan las condiciones para la terminación o reversión a que se refieren las Cláusulas 12 y 13 de este Contrato de Fideicomiso, el Fiduciario no

16

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

transferirá, dispondrá, cederá, pignorará o gravará en forma alguna todo o parte del Patrimonio del Fideicomiso.
      Inciso 9.2 Transferencia y Gravámenes de los Derechos Fideicomisarios. Se conviene expresamente en que, mientras no se cumplan las condiciones para la terminación o reversión a que se refieren las Cláusulas 12 y 13 de este Contrato de Fideicomiso, los Fideicomisarios no transferirán, dispondrán, cederán, pignorarán o gravarán en forma alguna todo o parte de los derechos fideicomisarios que les derivan conforme a este Contrato de Fideicomiso.
CLÁUSULA 10
Defensa del patrimonio del Fideicomiso.
      Inciso 10.1 Defensa del Patrimonio del Fideicomiso. Si fuere necesario o conveniente el ejercicio de cualquier acción, ya sea judicial o no, para defender el Patrimonio del Fideicomiso, el Fiduciario sólo estatrá obligado a otorgar poderes con las facultades necesarias, excepto para actos de dominio, de conformidad con las instrucciones que reciba de los Fideicomisarios y sólo a favor de las personas designadas en dichas instrucciones, a fin de que dichas personas se hagan cargo de la defensa del Patrimonio del Fideicomiso, y en dicho caso, el Fiduciario no será responsable en forma alguna de los resultados de dicha defensa, ni de gastos y honorarios en que se incurriere en relación con lo anterior, gastos y honorarios que deberán pagarse directamente por los Fideicomitentes. En caso de urgencia, el Fiduciario deberá actuar, siempre y cuando cuente con los fondos necesarios, mientras los Fideicomisarios designan al delegado especial que se hará cargo de la defensa.
CLÁUSULA 11
Indemnizacíon.
      Inciso 11.1 Indemnización. GTMM sacará en paz y a salvo al Fiduciario, así como a sus delegados, funcionarios, empleados y representantes de cualquier responsabilidad, reclamación, daño, demanda, requerimiento, y/ o costo de cualquier clase, incluyendo honorarios razonables de asesores legales, en el que incurra, o se impute al Fiduciario como consecuencia de su estricto cumplimiento de los fines de este Fideicomiso y de la protección del Patrimonio del Fideicomiso (a menos que resulte de la negligencia inexcusable, del dolo o de la mala fe del Fiduciario, o si el Fiduciario realizare cualquier acto no autorizado relacionado con este Fideicomiso), o derivado de objeciones, multas, penalidades y de cualquier otro adeudo de cualquier tipo relacionado con El Patrimonio del Fideicomiso o con el Fideicomiso, ya sea ante alguna autoridad administrativa o judicial, tribunales arbitrales o de cualquier otro tipo, ya sea federal o local tanto de México como del extranjero.
      Cualquier responsabilidad que afecte al Fideicomiso o al Patrimonio del Fideicomiso que se derive de actos u omisiones de las partes de esta Fideicomiso, o que se impute al Fiduciario por el cumplimiento de los fines de este Fideicomiso, incluyendo gastos relacionados con actos y eventos mencionados en el párrafo anterior, (a menos que resulte de la negligencia inexcusable, del dolo o de la mala fe del Fiduciario, o si el Fiduciario realizare cualquier acto no autorizado relacionado con este Fideicomiso), deberán ser pagados por GTMM

12

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

CLÁUSULA 12
Irrevocabilidad del Fideicomiso; Extinción; Modificaciones
      Inciso 12.1 Extinción. Este Fideicomiso es irrevocable, comenzará en la fecha del presente Contrato de Fideicomiso y se extinguirá, sin necesidad de previa notificación o instrucción, al ocurrir cualquier de los siguientes supuestos (el que ocurra primero):

A. - En la fecha en que se cumplan las siguientes condiciones:

(i)	Que las asamblea de accionistas de GTMM, TMM Holdings y MM haya aprobado irrevocablemente la, celebración y entrega (delivery), cumplimiento y ejecución del AAA; y

(ii)	Que las actas de las asambleas de accionistas de GTMM, TMM Holdings y MM en las que la celebración y entrega (delivery), cumplimiento y ejecución del AAA hayan sido autorizadas, hayan sido protocolizadas y se haya entregado al Fiduciario un testimonio de las escrituras públicas que contengan dichas protocolizaciones; o

B. - El 31 de diciembre de 2005, o cualquier otra fecha posterior a la que se extendiere la “Fecha de Terminación” (según se define en el AAA) del AAA.
      En el supuesto de que el Fideicomiso se extinguiere de conformidad con lo dispuesto en esta Cláusula 12, el Fiduciario deberá revertir y transferir el Patrimonio del Fideicomiso a los Fideicomitentes, según corresponda, y para este fin el Fiduciario deberá suscribir y entregar todos los contratos, documentos e instrumentos, llevando a cabo todas las acciones que los Fideicomitentes requieran razonablemente, a costa y con cargo a los Fideicomitentes, con el fin de que se perfeccione legalmente dicha transferencia.
      Inciso 12.2 Modificaciones. Ninguna modificación a este Fideicomiso, tendrá efecto en caso alguno a menos que conste por escrito y esté suscrito por todos los Fideicomitentes y el Fiduciario; en la inteligencia de que cualquier modificación al Inciso 2.3, al Inciso 4.1, al Inciso 5.1. párrafos (c), (d) y (e), al Inciso 6.1 párrafos (b) y (c), al Inciso 7 (a), a la Cláusula 9, a esta Cláusula 12, a la Cláusula 13 y al Inciso 16.1, requiere además el consentimiento de KCS.
      El Fiduciario en este acto es instruido por los Fideicomitentes para proporcionar una copia de este Fideicomiso a KCS, para el conocimiento y aceptación de KCS de las disposiciones aquí contenidas.
CLÁUSULA 13
Derecho de Reversión
      Inciso 13.1 Reversión. Para los propósitos del Artículo 14 del Código Fiscal de la Federación, se reconoce que la transferencia de las Acciones al Fideicomiso no deberá ser considerada como una enajenación, toda vez que, según se establece en este Contrato de Fideicomiso, el fin preponderante de este Fideicomiso es la administración de las Acciones y establecer un mecanismo legal para votar favorablemente dichas Acciones en cualquier asamblea de accionistas de GTMM que se lleve a cabo en la que se someta a aprobación de la Adquisición; así como para que se apruebe el AAA en las asambleas de accionistas de TMM Holdings y de MM que se lleven a cabo

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

en las que se someta a aprobación de la Adquisición, y por lo tanto el Fiduciario revertira la propiedad de las Acciones a los Fideicomitentes, según corresponda, siempre y cuando:
      A.- Se cumplan las siguientes condiciones:

(i)	Que la asamblea de accionistas de GTMM, TMM Holdings y MM haya aprobado irrevocablemente la celebración y entrega (delivery), cumplimiento y ejecución del AAA; y
(ii)	Que las actas de las asambleas de accionistas de GTMM, TMM Holdings y MM en las que la celebración y entrega (delivery), cumplimiento y ejecución del AAA hayan sido authorizadas, hayan sido protocolizadas y se haya entregado al Fiduciario un testimonio de las escrituras públicas que contengan dichas protocolizaciones; o

B.-	Haya transcurrido el 31 de diciembre de 2005, o cualquier otra fecha posterior a la que se extendiere la Fecha de Terminación (según se define en el AAA) del AAA.
      En el caso de que el Patrimonio del Fideicomiso sea revertido a los Fideicomitentes de acuerdo con esta Cláusula 13, entonces, el Fiduciario transferirá el Patrimonio del Fideicomiso a los Fideicomitentes, según corresponda, y para este fin el Fiduciario deberá suscribir y entregar todos los contratos, documentos e instrumentos, llevando a cabo todas las acciones que los Fideicomitentes requieran razonablemente, a costa y con cargo a los Fideicomitentes, con el fin de que se perfeccione legalmente dicha transferencia.
CLÁUSULA 14
Responsabilidad Limitada del Fiduciario
      Inciso 14.1 Responsabilidad. El Fiduciario no tendrá responsabilidad con las Partes de este Contrato de Fideicomiso por actos de terceras personas, los cuales impidan o constituyan un obstáculo para el cumplimiento de este Fideicomiso, ni por actos que lleve a cabo en cumplimiento de las instrucciones recibidas de acuerdo con este Contrato de Fideicomiso, debiendo actuar en todo momento como buen padre de familia, siendo responsable únicamente por las perdidas o daños ocasionados al Patrimonio del Fideicomiso, a menos que resulte de la negligencia inexcusable, del dolo o de la mala fe del Fiduciario, o si el Fiduciario realizare cualquier acto no autorizado relacionado con este Fideicomiso.
      De acuerdo con lo establecido en el inciso (b), de la fracción XIX, del Articulo 106 de la LIC, el Fiduciario explicó en forma inequívoca a los Fideicomitentes, el valor y consecuencias legales de dicha fracción que a la letra dice:

“ARTICULO 106.- A las instituciones de crédito les estará prohibido:

XIX... En la realización de las operaciones a que se refiere la fracción XV del articulo 46 de esta Ley:

a)...

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

b) Responder a los fideicomitentes, mandantes o comitentes, del incumplimiento de los deudores, por los créditos que se otorguen, o de los emisores, por los valores que se adquieran, salvo que sea por su culpa, según lo dispuesto en la parte final del artículo 391 de la Ley General de Títulos y Operaciones de Crédito, o garantizar la percepción de rendimientos por los fondos cuya inversión se les encomiende.

Si al término del fideicomiso, mandato o comisión constituidos para el otorgamiento de créditos, éstos no hubieren sido liquidados por los deudores, la institución deberá transferirlos al fideicomitente o fideicomisario, según sea el caso, o al mandante o comitente, absteniéndose de cubrir su importe.

Cualquier pacto en contrario a lo dispuesto en los párrafos anteriores, no producirá efecto legal alguno.

En los contratos de fideicomiso, mandato o comisión se insertará en forma notoria lo dispuesto en este inciso y una declaración de la fiduciaria en el sentido de que hizo saber inequívocamente su contenido a las personas de quienes haya recibido bienes o derechos para su afectación fiduciaria.”
CLÁUSULA 15
Comisiones del Fiduciario
      Inciso 15.1 Comisiones. En contraprestación por sus servicios conforme al presente Contrato de Fideicomiso, el Fiduciario cobrará las comisiones que se establecen en el Anexo “H” que se agrega al presente Contrato de Fideicomiso. Las comisiones se pagarán exclusivamente por GTMM.
CLÁUSULA 16
Domicilios y Avisos
      Inciso 16. Avisos. A menos que se convenga por escrito de otra manera, cualquier aviso, reclamación, solicitud, demanda, consentimiento, aprobación, designación, dirección, instrucción, certificado, reporte u otra comunicación que deba ser dada conforme a este Contrato de Fideicomiso, deberá ser por escrito en idioma español y será considerada debidamente entregada cuando (i) se entregue en el domicilio del destinatario en original firmado, con el membrete del remitente, o (ii) se envíe vía telefax (con acuse o confirmación de recibo por escrito por parte del destintario), en cada caso dirigida a la Parte de este Contrato de Fideicomiso a quien vaya dirigida, a su domicilio o al número de telefax que se indica más adelante o a cualquier otro domicilio o número de telefax que la Parte de que se trate haya dado aviso por escrito a las otras Partes de este Contrato de Fideicomiso:
JSS:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

Delegación Tlalpan México, D.F., México C.P. 14010 Telefax: 5629 8914
Atención: Lic. Javier Segovia Serrano
RSS:
Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan México, D.F., México C.P. 14010 Telefax: 5629 8914
Atención: Lic. Javier Segovia Serrano
TSS:
Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan México, D.F., México C.P. 14010 Telefax: 5629 8914
Atención: Lic. Javier Segovia Serrano
Sedise:
Av. De la Cúspide 4755, Piso 11 Parque del Pedregal Delegación Tlalpan México, D.F., México C.P. 14010 Telefax: 5629 8914
Atención: Lic. Javier Segovia Serrano
El Fiduciario:
Periférico Sur 314 Col. San Ángel Tlacopac, Delegación Alvaro Obregón México, D.F., C.P. 01049 Telefax: 56622804 Teléfono: 51742222 ext. 1229
Atención: Lic. Idalia Morales Lever y/o Juan Pablo Baigts Lastiri

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

GTMM, TMM Holdings y MM:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Atención: Lic. Javier Segovia Serrano
      Cualquier aviso que deba ser entregado por el Fiduciario a KCS según se establece en este Contrato de Fideicomiso deberá ser entregado por escrito en idioma Español, y será considerada debidamente entregada cuando (i) se entregue en el domicilio de KCS, en original firmado con el membrete del Fiduciario, o (ii) se envíe vía telefax (con acuse o confirmación de recibo por escrito por parte del destinatario), en cada caso se dirigirá a KCS al domicilio o al número de telefax que se indica más adelante, o a cualquier otro domicilio o número de telefax que KCS haya aviso por escrito al Fiduciario y a los Fideicomitentes:
KCS:

427 West 12th Street
Kansas City MO. 64105
E.U.A.
Telefax: (816) 983 1297

Atención: Senior Vice President y General Counsel

Con copia (que no constituye aviso)

Sonnenschein Nath & Rosenthal LLP.
450 Main Street, Suite 1100
Kansas City MO. 64111
Telefax: (816) 983 1297

Atención: John F. Marvin, Esq.
      Inciso 16.2 Cambio de Domicilio. En el supuesto de que cualquiera de las Partes de este Contrato de Fideicomiso cambiare su domicilio, deberá notificar a las otras Partes, con por lo menos cinco (5) Días Hábiles de anticipación a la fecha en que tenga lugar dicho cambio, de lo contrario tadas las notificaciones o comunicaciones aquí mencionadas serán efectivas en caso de que sean entregadas en o enviadas al último domicilio notificado por dicha Parte.
CLÁUSULA 17
Renuncia y Substitución del Fiduciario
      Inciso 17.1 Renuncia y Substitución. De conformidad con el Artículo 385 de la LGTOC, el Fiduciario podrá renunciar o ser removido de su cargo, la renuncia o remoción no surtirá efectos hasta

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

en tanto el Fiduciario sustituto haya tomado posesión del Patrimonio del Fideicomiso. En caso de remoción, los Fideicomisarios proporcionarán aviso por escrito de la remoción al Fiduciario, con por lo menos veinte (20) Días Hábiles de anticipación a la fecha en que surta efectos la remoción.
      Una vez que se realice la remoción o renuncia del Fiduciario, el Fiduciario saliente preparará y entregará a los Fideicomitentes y Fideicomisarios, con copia a KCS, un reporte de cierre especificando el estado del Patrimonio del Fideicomiso, el reporte de cierre deberá estar actualizado conforme al último estado de cuenta proporcionado a los Fideicomisarios y a los Fideicomitentes y a la fecha efectiva de la remoción o renuncia. Los Fideicomisarios y Fideicomitentes tendrán quince (15) días calendarios conforme a la recepción del reporte de cierre para revisar y, en su caso, aprobar su contenido. Transcurrido el plazo referido y salvo error evidente, en caso de que el Fiduciario no hubiere recibido aviso alguno de los Fideicomitentes y Fideicomisarios en relación con el contenido de dichos estados de cuentas, dichos estados se entenderán aprobados por los Fideicomitentes y Fideicomisarios.
      El Fiduciario sustituto tomará posesión del Patrimonio del Fideicomiso y tendrá los derechos, obligaciones y poderas conferidos al Fiduciario conforme a este Contrato de Fideicomiso.
CLÁUSULA 18
Varios
      Inciso 18.1 Ley Aplicable y Resolución de Controversias. Este Contrato de Fideicomiso y el Fideicomiso previsto en el presente, se regirán conforme a las leyes aplicables de México. Para la interpretación y cumplimiento de este Contrato de Fideicomiso, las Partes se someten expresamente a la jurisdicción y competencia de los tribunales de la Ciudad de México, Distrito Federal, renunciando expresamente a cualquier otra jurisdicción que pudiera corresponderies en razón de su domicilio presente o futuro, o por cualquier otra razón.
      EN TESTIMONIO DE LO ANTERIOR, las Partes suscriben este Contrato de Fideicomiso por medio de sus representantes debidamente autorizados para ello, en la fecha que aparece al inicio de este instrumento. Páginas 18 y 19; no valen “octubre”; si valen “diciembre.”
LOS “FIDEICOMITENTES”:

/s/ Ing. José Francisco Serrano Segovia	/s/ Sr. Ramón Serrano Segovia

Ing. José Francisco Serrano Segovia	Sr. Ramón Serrano Segovia

Servicios Directivos Servia, S.A. de C.V.

/s/ Sra. Teresa Serrano Segovia	/s/ José Francisco Serrano Segovia /s/ Javier Segovia Serrano

Sra. Teresa Serrano Segovia	Por: José Francisco Serrano Segovia y Javier Segovia Serrano Cargo: Representantes Legales

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

EL “FIDUCIARIO”
Ixe Banco, S.A., Institución de Banca Múltiple,
Ixe Grupo Financiero, División Fiduciaria
/s/ Idalia Morales Lever

Por: Idalia Morales Lever
Cargo: Delegado Fiduciario y
Por: Armando Jorge Rivero Laing
Con el consentimiento y acuerdo de:

Grupo TMM, S.A.	TMM Holdings, S.A. de C.V.

/s/ José Francisco Serrano Segovia /s/ Javier Segovia Serrano Por: José Francisco Serrano Segovia y Javier Segovia Serrano. Cargo: Representantes Legales	/s/ José Francisco Serrano Segovia /s/ Javier Segovia Serrano Por: José Francisco Serrano Segovia y Javier Segovia Serrano Cargo: Representantes Legales
TMM Multimodal, S.A. de C.V.
/s/ José Francisco Serrano Segovia
/s/ Javier Segovia Serrano

Por: José Francisco Serrano Segovia y
Javier Segovia Serrano
Cargo: Representantes Legales

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
LISTA DE ANEXOS

ANEXO “A”	ACTA DE MATRIMONIO DE JSS
ANEXO “B”	ACTA DE MATRIMONIO DE RSS
ANEXO “C”	ESCRITURA CONSTITUTIVA Y ESTATUTOS SOCIALES VIGENTES DE SEDISE
ANEXO “D”	ESCRITURA CONSTITUTIVA Y ESTATUTOS SOCIALES VIGENTES DE GTMM
ANEXO “E”	POLIZA QUE CONTIENE LA CONSTITUTIVA Y ESTATUTOS SOCIALES VIGENTES DE TMM HOLDINGS
ANEXO “F”	ESCRITURA CONSTITUTIVA Y ESTATUTOS SOCIALES VIGENTES DE MM
ANEXO “G”	COPIA DEL CERTIFICADO EMITIDO POR EL INDEVAL
ANEXO “H”	COMISIONES DEL FIDUCIARIO
ANEXO “I”	COPIA DE “AAA”.

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Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
ANEXO “H”
COMISIONES DEL FIDUCIARIO.
Los honorarios que cobrará el Fiduciario por su intervención en el presente contrato de Fideicomiso serán con cargo al patrimonio fideicomitido y en caso de ser insuficientes o no contar con recursos líquidos, serán a cargo de los Fideicomitentes.
Los honorarios serán los siguientes:

a)	Por la aceptación del cargo de fiduciario la cantidad de: $100,000.00 (Cien mil pesos 00/100 M.N.) pagaderos a la firma del presente contrato:

b)	Por la administración mensual del presente contrato, la cantidad de $33,334.00 (Treinta y tres mil trescientos treinta y cuatro pesos 00/100) pagaderos por mensualidad adelantada.

c)	Por cualquier modificación al presente contrato, la cantidad de $5,000.00 (cinco mil pesos 00/100 M.N.)

d)	Por el otorgamiento de poderes, la cantidad de $5,000.00 (Cinco mil pesos).

e)	Por su comparecencia o firma en cualquier otro acto distinto a la celebración del presente contrato, o a los señalados en los incisos c) d) y e), se fijarán por el Fiduciario, atendiendo las condiciones y términos de cada caso en particular, estableciéndose como cuota mínima la cantidad de $5,000.00 (cinco mil pesos 00/100 M.N.).
En caso de mora o incumplimiento en el pago de los honorarios, el Fiduciario cobrará por concepto de intereses moratorios la cantidad que resulte de aplicar al adeudo total de honorarios y a partir de la fecha de incumplimiento hasta el día de su total liquidación la Tasa de Interés Interbancaria de Equilibrio (T.I.I.E.) por el 1.5, ese resultado será el total a pagar por concepto de intereses moratorios.
Por Tasa de Interés Interbancaria de Equilibrio (T.I.I.E.) se entenderá la tasa que determine el Banco de México para operaciones denominadas en moneda nacional, a plazo de 28 días, publicada en el Diario Oficial de la Federación.
La T.I.I.E. que servirá de base para el cálculo de los intereses será la última publicada previo al inicio del período en que se devenguen los intereses respectivos.
Si en cualquier momento se produjere imposibilidad de que el Fiduciario determine su tasa de interés moratoria con base en la T.I.I.E., el Fideicomitente está de acuerdo en que la tasa sustitutiva de ésta, en primer término será la tasa de rendimiento neto de los Certificados de la Tesorería de la Federación (CETES) a plazo de 28 días, en emisión primaria, considerando la última conocida previo al inicio del período en que se

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx
devenguen los intereses respectivos, y en segundo término los sera el Costo de Captación a Plazo (C.C.P.) de pasivos denominados en moneda nacional que el Banco de México estime representativo del conjunto de las instituciones de banca múltiple y que publique en el Diario Oficial de la Federación, tomando en consideración el último publicado previo al inicio del período en que se devenguen los intereses respectivos.
Los honorarios previstos en esta cláusula se cobrarán en forma automática con cargo al patrimonio que hubiere en el fondo del Fideicomiso, en caso de que éste no sea suficiente, correrán por cuenta de los Fideicomitentes quienes cubrirán los honorarios en el domicilio del Fiduciario y sin que medie requerimiento alguno; o bien, mediante depósito a la cuenta de este fideicomiso; en tal supuesto deberá enviar copia de la ficha de depósito al Fiduciario.
Los Fideicomitentes mediante la suscripción del presente contrato, autorizan expresamente al Fiduciario para que en caso de mora en el pago de dichos honorarios a no dar trámite a ninguna instrucción respecto del presente fideicomiso hasta el momento en que sus honorarios y los intereses moratorios sean cubiertos totalmente, sin responsabilidad para el Fiduciario.
Si transcurren 60 (sesenta) días naturales a partir de que los honorarios se hagan exigibles sin que éstos hayan sido pagados al Fiduciario, las partes acuerdan que dicha mora se considerará como causa grave para que el Fiduciario se excuse y renuncie a su encargo ante un Juez de Primera Instancia, solicitando el nombramiento de otra Institución para que lo sustituya, o bien, cese el Fideicomiso de conformidad con el Artículo 391 de la Ley de Títulos y Operaciones de Crédito, sin perjuicio de las acciones que pudiere ejercitar el Fiduciario para el cobro de los honorarios pendientes.
Los honorarios previstos en la presente cláusula se ajustarán anualmente, en la misma proporción en que cambie el Índice Nacional de Precios al Consumidor, según publicación de Banco de México en el Diario Oficial de la Federación.
Los gastos que el Fiduciario deba realizar derivados de los viáticos por traslados de su personal, relacionados con el presente contrato de Fideicomiso serán por cuenta de los Fideicomitentes. El Fiduciario no tendrá responsabilidad por no realizar dichos traslados si no cuenta previamente con la provisión de fondos necesaria.
Todos los costos derivados de los servicios bancarios o financieros que se llegaren a generar del cumplimiento de los fines del presente contrato de Fideicomiso, serán con cargo al partimonio del mismo, o deberán ser previamente pagados por los Fideicomitentes de acuerdo con las tarifas vigentes en Ixe Banco S.A. En el entendido de que el Fiduciario no será responsable de no efectuar dichos servicios cuando no cuente con los recursos necesarios en los términos expresados.
Cualquier modificación a los fines pactados en el presente Fideicomiso, que impliquen un cambio sustancial o mayor carga operativa, dará lugar a una revisión en el monto de los honorarios que estuviere cobrando el Fiduciario.

Ixe Banco SA
Institución de Banca Múltiple
F/455
Av Periférico Sur 314
San Angel Tlacopac
CP 01049 México DF
www.ixe.com.mx

Los honorarios del Fiduciario y los intereses moratorios previstos en la presente cláusula causan el Impuesto al Valor Agregado, de acuerdo a lo establecido en la ley de la materia.

Exhibit 3.2

IRREVOCABLE ADMINISTRATION AND CUSTODY TRUST CONTRACT

dated December 15, 2004

between

José Francisco Serrano Segovia
Ramón Serrano Segovia
Teresa Serrano Segovia,
and
Servicios Directivos Servia, S.A. de C.V.,

as Trustors and
Trust Beneficiaries;

And

Ixe Banco, S.A.,
Institución de Banca Múltiple,
Ixe Grupo Financiero,
División Fiduciaria,
herein represented by its Delegate Trustees

Idalia Morales Lever and Armando Jorge Rivero Laing.

as Trustee;

with the consent and agreement of

Grupo TMM, S.A.,
TMM Holdings, S.A. de C.V.
and
TMM Multimodal, S.A. de C.V.

Translation

IRREVOCABLE ADMINISTRATION AND CUSTODY TRUST CONTRACT (hereinafter, this “Contract” or the “Trust Contract”) executed on December, 15, 2004 by and between:

(i) Ing. José Francisco Serrano Segovia (“JSS”), Mr. Ramón Serrano Segovia (“RSS”), Mrs. Teresa Serrano Segovia (“TSS”) and Servicios Directivos Servia, S.A. de C.V. (“Sedise”) (collectively, hereinafter, the “Trustors” and/or the “Trust Beneficiaries”), as Trustors and Trust Beneficiaries;

(ii) Ixe Banco, S.A., Institución de Banca de Múltiple, Ixe Grupo Financiero, División Fiduciaria, as Trustee (hereinafter, the “Trustee”); and

(iii) Grupo TMM, S.A. (“GTMM”), TMM Holdings, S.A. de C.V. (“TMM Holdings”), and TMM Multimodal, S.A. de C.V. (“MM”).

For the purposes specified herein and in accordance with the following Representations and Clauses and considering the definitions set forth in Clause 1 of this Contract:

REPRESENTATIONS

I. JSS represents that:

I.1. He is an individual of Mexican nationality, of legal age, married under the separation of assets regimen, as evidenced with the certified copy of his marriage certificate, attached hereto as Annex “A”, and with legal capacity to assume obligations;

I.2 He is the legitimate owner of 3,808,607 (Three Million Eight Hundred Eight Thousand Six Hundred Seven) Series “A” shares of the capital stock of GTMM, which are free and clear of any encumbrance, claim or lien, representing 6.686% (Six point Six, Eight, Six percent) of the capital stock of GTMM (the “JSS Shares”); in the understanding that inasmuch as the shares of the capital stock of GTMM are listed in the Bolsa Mexicana de Valores, S.A. de C.V. (“BMV”), the JSS shares are deposited with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores (“Indeval”), through Ixe Casa de Bolsa, S.A. de C.V. (the “Brokerage House”);

I.3. The execution and performance of this Trust Contract does not violate any applicable law or any contractual provision binding on or affecting him or any of his assets, and does not constitute any encumbrance on or with respect to his assets, and are not a breach of any agreement or instrument to which JSS is party, or by which he is bound, or of any action or proceeding before any court or government agency;

I.4 He requires no authorization or fulfillment of any requirement from any government authority or any other person to execute this Contract;

Translation

I.5. This Trust Contract (i) constitutes legal, valid and binding obligations for JSS, and (ii) once the steps contained in this Trust Contract have been fulfilled, it will amount to a valid and perfect transfer of the JSS Shares to the Trustee; and

I.6. He has designated the following as his domicile for the purposes and effects of this Contract:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Attention: Lic. Javier Segovia Serrano

II. RSS represents that:

II.1. He is an individual of Mexican nationality, of legal age, married under the separation of assets regimen, as evidenced with the certified copy of his marriage certificate, attached hereto as Annex “B”, and with legal capacity to assume obligations;

II.2 He is the legitimate owner of 2,331,746 (Two Million Three Hundred and Thirty One Thousand Seven Hundred Forty Six) Series “A” shares of the capital stock of GTMM, free and clear of any encumbrance, claim or lien, representing 4.093% (Four point Zero Ninety Three percent) of the capital stock of GTMM (the “RSS Shares”); in the understanding that inasmuch as the shares of the capital stock of GTMM are listed in the BMV, the RSS shares are deposited with Indeval, through the Brokerage House;

II.3. The execution and performance of this Trust Contract does not violate any applicable law or any contractual provision binding on or affecting him or any of his assets, and does not constitute any encumbrance on or with respect to any of his assets, and are not a breach of any agreement or instrument to which RSS is party, or by which he is bound, or of any action or proceeding before any court or government agency;

II.4. He requires no authorization or fulfillment of any requirement from any government authority (as defined hereinafter) or any other person to execute this Contract;

II.5. This Trust Contract (i) constitutes legal, valid and binding obligations for RSS, and (ii) once the steps contained in this Trust Contract have been fulfilled, it will amount to a valid and perfect transfer of the RSS Shares to the Trustee;

II.6. He has designated the following as his domicile for the purposes and effects of this Contract:

Translation

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8917

Attention: Lic. Javier Segovia Serrano

III. TSS represents that:

III.1. She is an individual of Mexican nationality, of legal age and with capacity to assume obligations;

III.2 She is the legitimate owner of 850,000 (Eighty Hundred Fifty Thousand) Series “A” shares of the capital stock of GTMM, which are free and clear of any encumbrance, claim or lien, representing 1.492% (One point Four, Nine, Two percent) of the capital stock of GTMM (the “TSS Shares”); in the understanding that inasmuch as the shares of the capital stock of GTMM are listed in the BMV, the TSS shares are deposited with Indeval, through the Brokerage House;

III.3. The execution and performance of this Trust Contract does not violate any applicable law or any contractual provision binding on or affecting her or any of her assets, and does not constitute any encumbrance on or with respect to any of her assets, and are not a breach of any agreement or instrument to which TSS is party, or by which she is bound, or of any action or proceeding before any court or government agency;

III.4. She requires no authorization or fulfillment of any requirement from any government authority (as defined hereinafter) or any other person to execute this Contract;

III.5. This Trust Contract (i) constitutes legal, valid and binding obligations for TSS, and (ii) once the steps contained in this Trust Contract have been fulfilled, it will amount to a valid and perfect transfer of the TSS Shares to the Trustee; and

III.6. She has designated the following as her domicile for the purposes and effects of this Contract:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Translation

Attention: Lic. Javier Segovia Serrano
IV . Sedise represents that:

IV.1. It is a duly organized and validly existing company under the laws of México, as recorded in public deed number 27,671, dated December 4, 2004 granted before Lic. Roberto Núñez y Bandera, Public Notary number 1 for the Federal District, the first testimony of which was recorded in the Public Registry of Commerce of the Federal District under mercantile folio number 133,163, a certified copy of which , plus the current corporate bylaws of Sedise, are attached hereto as Annex “C”;

IV.2 It is the legitimate owner of 425,850 (Four Hundred Twenty Five Thousand Eight Hundred Fifty) Series A shares of the capital stock of GTMM, which are free and clear of any encumbrance, claim or lien, representing 0.747% (Zero point Seven, Four, Seven percent) of the capital stock of GTMM (the “Sedise Shares” and together with the JSS Shares, the RSS Shares and the TSS Shares, the “Shares”); in the understanding that inasmuch as the shares of the capital stock of GTMM are listed in the BMV, the Sedise shares are deposited with Indeval, through the Brokerage House;

IV.3. The execution and performance of this Trust Contract does not violate any law that applies to Sedise, or its bylaws or any contractual provision binding on or affecting it or any of its assets, and does not constitute any encumbrance on or with respect to any of its assets, and are not a breach of any agreement or instrument to which Sedise is party, or by which it is bound, or of any action or proceeding before any court or government agency;

IV.4. It requires no authorization or fulfillment of any requirement from any governmental authority or any other person to execute this Contract;

IV.5. This Trust Contract (i) constitutes legal, valid and binding obligations for Sedise, and (ii) once the steps contained in this Trust Contract have been fulfilled, it will amount to a valid and perfect transfer of the Sedise Shares to the Trustee;

IV.6. To the date of this Contract, it is not insolvent, bankrupt, undergoing a process of protection against creditors or any other financial or legal situation, either de facto or de jure, which could affect the validity, performance, duration and/or legality of this Trust Contract. Furthermore, the transfer is not being done fraudulently with respect to its creditors, including the tax authorities (whether such creditors are direct creditors of Sedise, or are creditors through a personal guarantee or surety of Sedise for third party obligations);

IV.7. Its representative has the necessary power and authority, and the legal right, to execute this Trust Contract, and such powers have not been limited or revoked to this date; and

IV.8. It has designated the following as domicile for the purposes and effects of this Contract:

Translation

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Attention: Lic. Javier Segovia Serrano

V. GTMM represents that:

V.1. It is a duly incorporated and validly existing company under the laws of México, as recorded in public deed number 26,225, dated August 14, 1987, granted before Lic. Miguel Limón Díaz, Public Notary number 97 for the Federal District, the first testimony of which was recorded in the Public Registry of Commerce of the Federal District under mercantile folio number 102,499. A certified copy of such deed, together with the current bylaws of GTMM is attached hereto as Annex “D”;

V.2. It is the legitimate owner of 49 (Forty Nine) shares of the fixed portion and 4,202,359 (Four Million Two Hundred Two Thousand Three Hundred Fifty Nine) shares of the variable portion of the capital stock of TMM Holdings, free and clear of any encumbrance, claim or lien, representing 99.99% (Ninety Nine point Ninety Nine percent) of the capital stock of TMM Holdings (the “TMM Holdings Shares”);

V.3. The execution and performance of this Trust Contract does not violate any law that applies to GTMM, or its bylaws or any contractual provision binding on or affecting it or any of its assets, and does not constitute any encumbrance on or with respect to any of its assets, and are not a breach of any agreement or instrument to which GTMM is party, or by which it is bound, or of any action or proceeding before any court or government agency;

V.4. Its representative has the necessary power and authority, and the legal right, to execute this Trust Contract, and such powers have not been limited or revoked as of this date; and

V.5. It has designated the following as its domicile for the purposes and effects of this Contract:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914
Attention: Lic. Javier Segovia Serrano

Translation

VI. TMM Holdings represents that:

VI.1. It is a duly incorporated and validly existing company under the laws of México, as recorded in policy number 6,352, dated August 12, 2002, granted before Lic. Juan Martín Alvarez Moreno, Commercial Notary Public number 46 for the Federal District, the first testimony of which was recorded in the Public Registry of Commerce of the Federal District under mercantile folio number 292,991. A certified copy of such policy and of the current bylaws of TMM Holdings are attached hereto as Annex “E”;

VI.2. As of August 11, 2004, TMM Holdings and Inmobiliaria TMM, S.A. de C.V. (“Inmobiliaria”), as trustors, The Bank of New York as collateral agent and first trust beneficiary, and Banco J.P. Morgan, S.A., Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, División Fiduciaria, as trustee, entered into an Irrevocable Administration and Guaranty Trust Contract Number F/00088, (the “MM Trust Contract”), under which (i) TMM Holdings and Inmobiliaria constituted a trust (the “MM Trust”), (ii) TMM Holdings contributed 49 (forty nine) Class I, Series A shares and 2,661,208 (two million six hundred sixty one thousand two hundred eight) Class II, Series A shares of the capital stock of MM, altogether representing more than 96% (ninety six percent) of the capital stock of MM (the “MM Shares”) and Inmobiliaria contributed 1 (one) Class I, Series A share, of the capital stock of MM, and (iii) the trustee shall allow TMM Holdings to exercise all voting, corporate and other rights inherent to the MM Shares contributed by TMM Holdings, in the name and on behalf of the Trustee, except in the event the trustee of the MM Trust has received from The Bank of New York, in its capacity as collateral agent under the MM Trust Contract, a notice of default requesting that the trustee revoke the powers granted to TMM Holdings to exercise the voting rights pertaining to the MM Shares.

VI.3. The execution and performance of this Trust Contract does not violate any law that applies to TMM Holdings, or its bylaws or any contractual provision binding on or affecting it or any of its assets, and does not constitute any encumbrance on or with respect to any of its assets, and are not a breach of any agreement or instrument to which TMM Holdings is party, or by which it is bound, or of any action or proceeding before any court or government agency;

VI.4. Its representative has the necessary power and authority, and the legal right, to execute this Trust Contract, and such powers have not been limited or revoked as of this date; and

VI.5. It has designated the following as its domicile for the purposes and effects of this Contract:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México

Translation

C.P. 14010
Telefax: 5629 8914

Attention: Lic. Javier Segovia Serrano

VII. MM represents that:

VII.1. It is a duly incorporated and validly existing company under the laws of México, as recorded in public deed number 24,965, dated March 3, 1986, granted before Lic. Miguel Limón Díaz, Public Notary number 97 for the Federal District, recorded in the Public Registry of Commerce of the Federal District under mercantile folio number 89,707. A certified copy of such public deed and of the current by-laws of MM are Attached hereto as Annex “F”;

VII.2. It is the legitimate owner of 3,868,401 (Three Million Eight Hundred Sixty Eight Thousand Four Hundred One) shares of the capital stock of GTFM, representing 38.48% (Thirty Eight point Forty Eight percent) of GTFM’s capital stock, free and clear of any encumbrance, claim or lien;

VII.3. The execution and performance of this Trust Contract does not violate any law that applies to MM, or its bylaws or any contractual provision binding on or affecting it or any of its assets, and does not constitute any encumbrance on or with respect to any of its assets, and are not a breach of any agreement or instrument to which MM is party, or by which it is bound, or of any action or proceeding before any court or government agency;

VII.4. Its representative has the necessary power and authority, and the legal right, to appear in this Trust Contract, and such powers have not been limited or revoked as of this date; and

VII.5. It has designated the following as its domicile for the purposes and effects of this Contract:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 01049
Telefax: 5629 8914

Attention: Lic. Javier Segovia Serrano

VIII. JSS, RSS, TSS, GTMM, TMM Holdings and MM, represent that:

VIII.1. On December 15, 2004, Kansas City Southern (“KCS”), KARA Sub Inc. (“Kara Sub”), KCS Investment I, Ltd. (“KCS Investment”), KCS Acquisition Subsidiary, Inc. (“KCS Sub”), and Caymex Transportation, Inc. (“Caymex”), as one party, and GTMM,

Translation

TMM Holdings and MM, as the other party, executed an Agreement named Amended and Restated Acquisition Agreement (the “AAA”), which amends and restates the agreement named the Acquisition Agreement dated April 20, 2003, pursuant to which, as amended, subject to the conditions set forth therein, KARA Sub, KCS Investment and Caymex shall acquire (the “Acquisition”) all of the shares of the capital stock of Grupo Transportación Ferroviaria Mexicana, S.A de C.V. (“GTFM”) that MM owns; and

VIII.2. The execution of this Trust Contract is a condition with respect to the obligations assumed by KCS, Kara Sub, KCS Investment, KCS Sub and Caymex under the AAA.

IX. The Trustors jointly represent that:

IX.1 They wish to create this Trust and transfer to the Trustee the Shares, with the main purpose of establishing a legal mechanism to favorably vote such Shares at the general assembly of shareholders of GTMM to which the AAA will be submitted for approval; and to approve the AAA in the general assemblies of shareholders of TMM Holdings and MM in which the AAA is submitted for approval;

IX.2 This Trust Contract (i) constitutes legal and valid obligations, and (ii) upon compliance with the steps described herein, it constitutes a valid and perfect transfer of the Shares to the Trustee; and

IX.3 All rights granted herein to KCS shall be deemed a stipulation in favor of a third Party in accordance with Articles 1868, 1869 and 1870 of the Federal Civil Code with respect to which the Trustors hereby waive the rights and exceptions that may correspond to them under Articles 1871 and 1872 of the Federal Civil Code.

X. The Trustee represents that:

X.1. It is a duly incorporated and validly existing institution de banco multiple under the laws of México;

X.2. It wishes to act as trustee under this Trust Contract and has full capacity to do so;

X.3. Its delegate trustees have the necessary powers and legal authority to execute this Trust Contract, which powers and authorities have not been limited or revoked as of the date hereof, which they certify with public deed number 97,506, book 2,228 dated July 10, 2003, granted before Notary Public No. 151 of the Federal District, Licenciado Cecilio González Márquez.

X.4. It has expressly informed the parties hereto of the content and scope of the provisions of paragraph b) of Section XIX of Article 106 of the LIC, as set forth in Clause 14 of this Trust Contract.

X.5. It has designated the following as its domicile for the purposes and effects of this Contract:

Translation

Periférico Sur 314
Col. San Angel Tlacopac,
Delegación Alvaro Obregón
México, D.F., México
C.P. 01049
Telefax: 51742222 ext. 1229

Attention: Lic. Idalia Morales Lever y/o Juan Pablo Baigts Lastiri

IN ACCORDANCE WITH THE ABOVE REPRESENTATIONS and other important considerations, the parties to this Trust Contract, agree to the following:

CLAUSES

CLAUSE 1
Definitions and Interpretation

Section 1.1. Definitions. Capitalized terms used and not otherwise defined in this Trust Contract shall have the meanings ascribed to such terms in this Clause 1. With respect to any term that is defined by reference to another contract, for the purposes of this contract, such term shall continue to have the definition attributed to the same on the date of this Trust Contract, notwithstanding any termination, expiration or modification of such other contract.

“AAA” shall have the meaning given to such term in Representation VIII.1 of this Trust Contract. A copy of such document is attached hereto as Annex “I”.

“Acquisition” shall have the meaning given to such term in Representation VIII.1 of this Trust Contract.

“Accessory Documents” shall have the meaning given to such term in Section 5.1(c) of this Trust Contract.

“Trust Beneficiaries” shall have the meaning given to such term in the preamble of this Trust Contract.

“BMV” shall have the meaning given to such term in Representation I.2 of this Trust Contract.

“Brokerage House” shall have the meaning given to such term in Representation I.2 of this Trust Contract.

“Business Day” shall mean any day of the year, other than Saturday and Sunday, on which commercial banks in the Federal District of México are not authorized or required to close.

Translation

“Caymex” shall have the meaning given to such term in Representation VIII.1 of this Trust Contract.

“Citibank Trust” shall mean the trust created under a certain trust contract entered into, on December 14, 2001, by and among Ing. José Francisco Serrano Segovia, Mr. Ramón Serrano Segovia and Mrs. Teresa Serrano Segovia as trustors, and GE Capital Bank, S.A., Institución de Banca Múltiple, GE Capital Grupo Financiero as trustee, as such contract is amended.

“Indeval” shall have the meaning given to such term in Representation I.2 of this Trust Contract.

“Inmobiliaria” shall have the meaning given to such term in Representation VI.2 of this Trust Contract.

“Ixe Pledge” shall mean any bourse lien contract executed by the Trustee to secure credit obligations assumed by Servicios Directivos Servia, S.A. de C.V. (Sedise) with Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero.

“GTFM” shall have the meaning given to such term in Representation VIII.1 of this Trust Contract.

“GTMM” shall have the meaning given to such term in the preamble of this Trust Contract.

“JSS” shall have the meaning given to such term in the preamble of this Trust Contract.

“JSS Shares” shall have the meaning given to such term in Representation I.2 of this Trust Contract.

“Kara Sub” shall have the meaning given to such term in Representation VIII.1 of this Trust Contract.

“KCS” shall have the meaning given to such term in Representation VIII.1 of this Trust Contract.

“KCS Investment” shall have the meaning given to such term in Representation VIII.1 of this Trust Contract.

“KCS Sub” shall have the meaning given to such term in Representation VIII.1 of this Trust Contract.

“LGTOC” shall mean the General Law of Negotiable Instruments and Credit Transactions of México.

“LIC” means the Law of Financial Institutions of Mexico.

Translation

“México” shall mean the United Mexican States.

“MM” shall have the meaning given to such term in the preamble of this Trust Contract.

“MM Shares” shall have the meaning given to such term in Representation VI.2 of this Trust Contract.

“MM Trust” has the meaning given to such term in Representation VI.2 of this Trust Contract.

“MM Trust Contract” shall have the meaning given to such term in Representation VI.2 of this Trust Contract.

“Party” or “Parties” means a party or the parties to this Trust Contract.

“RSS” shall have the meaning given to such term in the preamble of this Trust Contract.

“RSS Shares” shall have the meaning given to such term in Representation II.2 of this Trust Contract.

“Sedise” shall have the meaning given to such term in the preamble of this Trust Contract.

“Sedise Shares” shall have the meaning given to such term in Representation IV.2 of this Trust Contract.

“Shares” shall mean, collectively, the JSS Shares, the RSS Shares, the TSS Shares and the Sedise Shares, including any shares representing the capital stock of GTMM acquired by any means by the Trustee and/or any Trustor after the date of this Trust Contract, which shall be part of the Trust Estate as provided in Section 2.3 of this Trust Contract (except for those that are part of the Citibank Trust).

“TMM Holdings” shall have the meaning given to such term in the preamble of this Trust Contract.

“TMM Holdings Shares” shall have the meaning given to such term in Representation V.2 of this Trust Contract.

“Trust” shall mean the trust created by this Trust Contract.

“Trust Beneficiaries” has the meaning given to such term in the preamble of this Trust Contract.

“Trustee” shall have the meaning given to such term in the preamble of this Trust Contract.

Translation

“Trust Estate” shall have the meaning given to such term in Section 4.1 of this Trust Contract.

“Trustors” shall have the meaning given to such term in the preamble of this Trust Contract.

“TSS” shall have the meaning given to such term in the preamble of this Trust Contract.

“TSS Shares” shall have the meaning given to such term in Representation III.2 of this Trust Contract.

Section 1.2. Headings. The headings of the Clauses and Sections contained in this Trust Contract are used solely for reference purposes and shall not be taken into account in the interpretation of this Trust Contract.

Section 1.3. References. Unless otherwise indicated, all references to Clauses, Sections and Annexes shall be to Sections of, and Annexes to, this Trust Contract.

CLAUSE 2
Creation of the Trust

Section 2.1. Creation of the Trust. By means of this Trust Contract and the assignment and transfer of the Shares in accordance with Section 2.2 hereof, the Trustors create this Trust with the Trustee, and the Trustee agrees to act as trustee hereunder.

Section 2.2. Transfer of Shares. For the purposes of this Trust, the Trustors hereby assign and transfer the Shares to the Trustee, in fact transferring all Trustors’ rights over the Shares to the Trustee. The transfer of the Trustors’ ownership and other rights over the shares and interest in and to the Shares to the Trustee is perfected by (i) the execution of this Trust Contract; and (ii) the instructions delivered by the Trustors, simultaneously to this Contract, to the Brokerage House, for such Brokerage House to transfer the Shares to the Trustee, and be deposited to the name of the Trustee, in the account maintained by the Trustee at Indeval. A copy of the certificate to be issued by Indeval evidencing that the Shares have been deposited under the name of the Trustee, in its account with Indeval, shall be attached hereto as Annex “G”.

Section 2.3. Additional Shares. The Trustors agree that this Trust must include all additional shares representing the capital stock of GTMM, acquired by, or in any other way transferred to the Trust under the terms of this Trust Contract and/or to any of the Trustors, after the date of this Trust Contract, and which shall be a part of the Trust Estate (except for those which are part the Citibank Trust ).

Section 2.4. Acceptance. The Trustee hereby expressly accepts its appointment as Trustee of the Trust, promising to perform it faithfully and legally.

Translation

CLAUSE 3
Parties

Section 3.1. Parties. The following are Parties to this Trust Contract:

(i) Trustors and Trust Beneficiaries: JSS, RSS, TSS and Sedise.

(ii) Trustee: Ixe Banco, S.A., Institución de Banca de Múltiple, Ixe Grupo Financiero, División Fiduciaria.

(iii) GTMM, TMM Holdings and MM, acknowledging and consenting to the execution of this Trust Contract.

CLAUSE 4
Trust Estate

Section 4.1. Trust Estate. The Trust Estate is formed by the following assets (hereafter, “Trust Estate”):

(i) the Shares transferred to the Trustee pursuant to Section 2.2 and any other share representing the capital stock of GTMM acquired by, or in any other way transferred to the Trust under the terms of this Trust Contract and/or to any of the Trustors, after the date of this Trust Contract, and which shall be a part of the Trust Estate (except for those which are part the Citibank Trust ), as provided in Section 2.3 of this Trust Contract; and

(ii) any other assets, tangible or intangible, that, for any reason or under any legal circumstance, may become a part of the Trust Estate, pursuant to a written agreement of the Parties.

CLAUSE 5
Purpose of the Trust

Section 5.1. Purpose. The main purpose of the Trust is for the Trustee to receive and hold the ownership of the Shares to administer them, and to provide a legal mechanism to favorably vote the Shares in the general assembly of shareholders of GTMM in favor of the approval of the AAA and to approve the AAA in the general assemblies of shareholders of TMM Holdings and MM to which the AAA is submitted for approval. Based on the foregoing, the following shall be understood to be the specific purposes of the Trust:

(a) That the Trustee receive and hold the Shares in accordance with the terms and conditions set forth herein, and exercise the voting rights corresponding to such Shares (both corporate and economic) pursuant to the provisions hereof;

Translation

(b) That the Trustee receive all shares of the capital stock of GTMM as a result of payment of dividends, increases in the capital stock of GTMM or otherwise, corresponding to the Shares, in accordance with Section 6.2 hereof;

(c) That when a general shareholders meeting of GTMM is called to analyze and, if such is the case, irrevocably approve the Acquisition and the other transactions contemplated by the AAA and its accessory documents (the “Accessory Documents”), the Trustee will be present at such shareholders meeting (through any of its duly appointed delegate trustees) and exercises the voting rights pertaining to the Shares that are part of the Trust Estate:

(i) irrevocably approving the Acquisition and the other transactions contemplated by the AAA and the Accessory Documents;

(ii) irrevocably instructing that shareholders meeting of TMM Holdings be called to analyze and, if such is the case, irrevocably approve the Acquisition and he other transactions contemplated in the Accessory Documents; and

(iii) irrevocably instructing that, at the shareholders meeting of TMM Holdings called to analyze and, if such is the case, irrevocably approve the Acquisition and the other transactions contemplated in the Accessory Documents, the voting rights inherent to all the TMM Holdings Shares be exercised by GTMM (I) irrevocably approving the Acquisition and the other transactions contemplated by the AAA and the Accessory Documents; and (II) irrevocably instructing that (A) a shareholders meeting of MM be called to analyze and, if such is the case, irrevocably approve the Acquisition and the other transactions contemplated in the Accessory Documents, and (B) in the shareholders meeting of MM called to analyze and, if such is the case, irrevocably approve the Acquisition and the other transactions contemplated in the Accessory Documents, that TMM Holdings exercise the voting rights inherent to all MM Shares, irrevocably approving the Acquisition, all other transactions contemplated by the AAA and the Accessory Documents, and any other matter related to the execution, approval, delivery, compliance and performance of the AAA;

(d) That upon written request by KCS to the Trustee, the Trustee shall request that a shareholders meeting of GTMM be called to analyze and, if such is the case, irrevocably approve the Acquisition and the other transactions contemplated by the AAA and the Accessory Documents;

(e) That in any assembly of shareholders of GTMM, other than a shareholders meeting called to analyze and, if such is the case, approve the Acquisition and the other transactions contemplated by the AAA and the Accessory Documents, the Trustee grant the necessary powers-of-attorney so that the Shares are voted at such shareholders meeting of GTMM and all corporate right pertaining to such Shares are exercised in accordance with paragraph (a) of Section 6.1 hereof;

Translation

(f) That upon express instructions given in this act by JSS, RSS and Sedise to the Trustee, that the Trustee establish an Ixe Bourse Lien over the JSS Shares, the RSS Shares and the Sedise Shares to guarantee the obligations in favor of Ixe Banco, S.A.

(g) That the Trustee, pursuant to the terms and conditions established herein and upon expiration or reversion of the Trust pursuant to Clauses 12 and 13 hereof, revert, with the prior authorization of Ixe Banco S.A. Institución de Banca Múltiple, as the beneficiary of the Ixe Lien, in favor of the Trustors (as applicable), all of the Trust Estate, including the Shares that are part of the Trust Estate at that time, performing the necessary acts to conserve, according to its terms, any bourse lien that is constituted according to paragraph (f) above, and which is in effect at the time; and

(h) That the Trustee perform all necessary acts and execute all agreements, contracts and related documents to meet the purposes of this Trust.

CLAUSE 6
Administration of the Shares

Section 6.1. Voting Rights. During the life of this Trust, the Trustee shall exercise the voting rights pertaining to the Shares, in accordance with the following provisions:

(a) Corporate Rights. Subject to the Provisions of paragraph (b) below and Clause 5 hereof, each Trustor shall be entitled to instruct the Trustee how to exercise all of the corporate and other rights pertaining to the Shares transferred to this Trust by such Trustor. For such purposes, on each occasion a shareholders meeting of GTMM is to be held, the Trustee, at the written request of the relevant Trustor (which request shall be delivered to the Trustee at least five (5) Business Days prior to such shareholders meeting), shall issue to such Trustor (or the person indicated by such Trustor in the notice in question) the powers-of-attorney, certificates and/or any other appropriate document, so that such Trustor (or the person appointed by such Trustor) represents and votes the Shares transferred to this Trust by such Trustor at such shareholders meeting of GTMM; in the understanding that (i) the Trustee shall issue and deliver to such Trustor, not less than three (3) Business Days prior to the date of such assembly of shareholders, the power-of-attorney, certificate and/or the necessary documents requested by such Trustor for such purposes; and (ii) if such written request is not given to the Trustee by the Trustor in question, as provided herein, the Trustee shall not be liable if such Trustor is not able to exercise such voting rights inherent to the Shares entrusted by such Trustor at such shareholders meeting.

(b) Corporate Rights in respect of the Acquisition. Notwithstanding the provisions in paragraph (a) above, if a shareholders meeting of GTMM is called to analyze and, if such is the case, approve the Acquisition and the other transactions contemplated by the AAA and the Accessory Documents, the Trustee is hereby irrevocably instructed by the Trustors to (i) give written notice and a copy of such call to the Trustors and KCS (in the case of KCS at the domicile set forth in Clause 16 hereof) within two (2) Business Days following the date on which the Trustee receives such call from GTMM, (ii) be present at

Translation

such assembly of shareholders (through its duly appointed delegate trustees), and (iii) vote all of the Shares as provided in Section 5.1(c) above, to approve the execution of such documents and perform the actions that are required to consummate the Acquisition.

(c) Call to an Assembly of Shareholders. In the event that at any time during the term hereof KCS gives to the Trustee a written notice requesting that Trustee call an assembly of shareholders of GTMM to analyze and, if such is the case, irrevocably approve the Acquisition and the other transactions contemplated by the AAA and the Accessory Documents, the Trustee shall, as soon as possible and pursuant to the rights inherent to the Shares, call or request the Chairman and/or the Secretary of the Board of Directors of GTMM to call to a shareholders meeting of GTMM to analyze and, if such is the case, approve the Acquisition and the other transactions contemplated by the AAA and the Accessory Documents.

Section 6.2. Dividends. Each Trustor shall be entitled to receive any and all dividends in respect of the Shares transferred to this Trust by such Trustor. Any dividend paid in shares of the capital stock of GTMM, shall be maintained by the Trustee as part of the Trust Estate for the benefit of the Trustors (as applicable), and all references hereto to the Shares shall be deemed to include such shares.

Section 6.3. Capital Increases. If a capital increase of GTMM is approved, the Trustee hall subscribe and pay the shares it may be entitled to subscribe because of the Shares that are part of the Trust Estate, provided the Trustors (as applicable) shall have delivered to the Trustee the necessary amounts to pay for such shares, at least two (2) Business Days prior to the day such payment is to be made; provided that, all such shares that are subscribed and paid for shall be maintained by the Trustee as part of the Trust Estate for the benefit of the Trustors (as applicable), and all references hereto to the Shares shall be deemed to include such shares.

CLAUSE 7
Trustors’ Accounts

Section 7.1. Accounts. (a) The Trustee hereby agrees to provide to the Trustors and Trust Beneficiaries with a copy to KCS, monthly statements with respect to the assets constituting the Trust Estate. The Trustors and the Trust Beneficiaries shall have fifteen (15) calendar days upon receipt of the relevant statement to review and, if applicable, approve its contents. After such period, and save for manifest error, if the Trustee has not received any notice in connection with the contents of such statements from the Trustors and the Trust Beneficiaries, the statements shall be deemed to be approved by the Trustors and the Trust Beneficiaries.

(b) The Trustee agrees to deliver to the Trustors and Trust Beneficiaries, as soon as possible and upon request, all the information reasonably requested by any of the Trustors and Trust Beneficiaries in connection with this Trust Contract and the Trust Estate.

Translation

CLAUSE 8
Taxes

Section 8.1. Taxes. All taxes related to the Trust shall be paid directly by the Trustors, as applicable, and the Trustors agree to provide the Trustee sufficient evidence of such payment.

CLAUSE 9
Transfer of the Trust Estate and Trust Beneficiary Rights

Section 9.1. Transfer of the Trust Estate. It is expressly agreed that, with the exception of the Ixe Bourse Lien, until the conditions for the termination or reversion referred to in Clauses 12 and 13 are met, the Trustee shall not transfer, dispose of, assign, pledge, encumber all or any part of the Trust Estate.

Section 9.2. Transfer and Encumbrance of Trust Beneficiary Rights. It is agreed that until the conditions for the termination or reversion referred to in Clauses 12 and 13 hereof are met, the Trust Beneficiaries may not transfer, pledge or otherwise encumber all or part of their rights as Trust Beneficiaries hereunder.

CLAUSE 10
Defense of the Trust Estate

Section 10.1. Defense of the Trust Estate. If it is necessary or convenient to exercise any action, whether judicial or not, to defend the Trust Estate, the Trustee shall only be bound to grant powers-of-attorney with the necessary authority, except for acts of ownership, in accordance with the instructions from Trust Beneficiaries and only in favor of the persons designated in such instructions, so that such persons may assume the defense of the Trust Estate, and in such case, the Trustee shall not be liable, in any manner whatsoever, for the results of such defense or for the fees or expenses incurred in connection thereto, which fees and expenses shall be directly paid by the Trustors. In the event of emergency, the Trustee shall act, provided it has the necessary funds, while the Trust Beneficiaries appoint the special delegate who will be in charge of the defense.

CLAUSE 11
Indemnity

Section 11.1. Indemnity. GTMM shall defend and hold harmless the Trustee as well as its delegates, officers, employees and representatives, from any liability, claim, damage, requirement and/or costs of any kind, including reasonable attorney fees incurred, or attributed to the Trustee as a consequence of its strict compliance with the purposes of this Trust and the protection of the Trust Estate (unless they are the consequence of inexcusable negligence, willful misconduct or bad faith of the Trustee or if the Trustee carries out any unauthorized act relating to this Trust), or derived from objections, fines, penalties and any other indebtedness of any kind in connection with the Trust Estate or

Translation

with the Trust, whether before administrative or judicial authorities, arbitration tribunals or any other instance, whether federal or local, in Mexico or abroad.

Any liability affecting the Trust or the Trust Estate that derives from acts or omissions from the parties to this Trust, or attributed to Trustee for complying with the purposes of the Trust, including expenses related to acts and events mentioned in the previous paragraph (unless they are the consequence of inexcusable negligence, willful misconduct or bad faith of the Trustee or if the Trustee carries out any unauthorized act relating to this Trust), must be paid by GTMM.

CLAUSE 12
Irrevocability of the Trust; Termination; Amendments

Section 12.1. Termination. This Trust is irrevocable and shall commence on the date hereof and shall terminate, without further notification or instruction, upon the earlier of:

A.- The date on which the following conditions are met:

(i) That the shareholders meeting of GTMM, TMM Holdings and MM has irrevocably approved the execution and delivery, compliance and performance of the AAA; and

(ii) That the minutes of the shareholders meeting of GTMM, TMM Holdings and MM in which the execution and delivery, compliance and performance of the AAA have been authorized, protocolized and delivered to the Trustee a testimony of the public deeds that contain such protocolizations; or

B.- December 31, 2005, or any later date to which the “Termination Date” of the AAA (as defined in the AAA) has been extended.

If this Trust is terminated in accordance with this Clause 12, the Trustee shall revert and transfer the Trust Estate to the Trustors, as applicable, and for such purpose the Trustee shall execute and deliver all contracts, documents and instruments, and shall take all such other actions as the Trustors may reasonably require, and at Trustors’ sole cost and expense, in order to legally perfect such transfer.

Section 12.2. Amendments. No amendment or modification to this Trust shall have any effect unless it is in written form and executed by all of the Trustors and the Trustee; provided that, any modification to Section 2.3, Section 4.1, Section 5.1 paragraphs (c), (d) and (e), Section 6.1 paragraphs (b) and (c), Section 7(a), Clause 9, Clause 12, Clause 13 and Section 16.1, shall also require the written consent of KCS.

The Trustee is hereby instructed by the Trustors to provide a copy of this Trust to KCS, for KCS to acknowledge and accept the provisions contained herein.

Translation

CLAUSE 13
Reversion Rights

Section 13.1. Reversion. For purposes of Article 14 of the Mexican Federal Tax Code, it is hereby acknowledged that the transfer of the Shares to the Trust should not be construed as a transfer of title since, as stated herein, the main purpose of this Trust is the administration of the Shares and establish a legal mechanism to favorably vote such Shares in any Shareholders meeting of GTMM at which the Acquisition is submitted for approval; and to have the AAA approved in the shareholders meetings of TMM Holdings and MM in which the Acquisition is submitted to Approval, and therefore the Trustee shall revert in favor of the Trustors (as applicable) the ownership of all the Shares, provided:

A.- The following conditions are met:

(i) The assembly of shareholders of GTMM, TMM Holdings and MM have approved the execution, performance and delivery of the AAA; and

(ii) The minutes of the shareholders meetings of GTMM, TMM Holdings and MM in which the execution, performance and delivery of the AAA have been authorized, have been protocolized, and a testimony of the public deeds containing such protocolizations have been delivered to the Trustee; or

B.- December 31, 2005, or any later date to which the “Termination Date” of the AAA (as defined in the AAA) has been extended, has passed.

In the event the Trust Estate is reverted to the Trustors in accordance with this Clause 13, then the Trustee shall transfer the Trust Estate to the Trustors, as applicable, and for such purpose, the Trustee shall execute and deliver all such agreements, documents and instruments, and shall take all such other actions, as the Trustors may reasonably request and at Trustors’ sole cost and expense, in order to legally perfect such transfer.

CLAUSE 14
Limited Liability of the Trustee

Section 14.1. Liability. The Trustee shall have no liability to the Parties of this Trust Contract for acts of third parties which impede or create an obstacle to the performance of this Trust, or for acts in compliance with the instructions received in accordance with this Trust Contract, and at all times must act as a good father of a family would, being liable only for the losses or damages caused to the Trust Estate due to its willful misconduct or negligence or bad faith of the Trustee, or if the Trustee performs any unauthorized act relating to this Trust.

Translation

According to the provisions of paragraph b) of Section XIX of Article 106 of the LIC, the Trustee has expressly informed the Trustors of the value and legal consequences of such section, which literally reads as follows:

“Article 106. Credit institutions shall be prohibited from:

XIX. In the performance of the transactions referred to in Section XV of Article 46 of this Law:

a) ...

b) To be responsible to trustors, principals or grantors of a commission, of any default by debtors of credits granted, or by issuers of securities acquired, unless such default is their fault as set forth in the final part of article 391 of the General Law of Negotiable Instruments and Credit Transactions, or to guarantee the yield on funds entrusted to them for investment.

If at the termination of the trust, mandate or commission established to grant credits, these have not been paid by the debtors, the institution must transfer them to the trustors or trust beneficiaries, as the case may be, or to the principal or grantor of a commission, refraining from settling such accounts.

Any understanding contrary to the provisions contained in the above two paragraphs shall be null and void.

In all trust, mandate or commission contracts, the preceding paragraphs shall be inserted conspicuously along with a declaration of the trustee to the effect that it has made its contents known to the persons from whom it has received property for investment.”

CLAUSE 15
Trustee’s Fees

Section 15.1. Fees. In compensation for its services hereunder, the Trustee shall charge the fees established in Annex “H” attached hereto. The fees will be paid exclusively by the GTMM.

CLAUSE 16
Domiciles and Notices

Section 16.1. Notices. Unless otherwise agreed in writing, any notice, claim, request, demand, consent, approval, designation, direction, instruction, certificate, report or other communication to be given hereunder shall be given in writing in the Spanish language and will be deemed duly given when (i) delivered at the domicile of the addressee, in original, signed form, on sender’s letterhead, or (ii) sent by facsimile transmission (with written confirmation or acknowledgment of receipt from addressee), in each case

Translation

addressed to the intended Party hereto at its address or facsimile transmission number indicated hereinafter or such other address or facsimile transmission number of which such Party has given written notice to the other Parties hereto:

JSS:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Attention: Lic. Javier Segovia Serrano

RSS:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Attention: Lic. Javier Segovia Serrano

TSS:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Attention: Lic. Javier Segovia Serrano

Sedise:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Translation

Attention: Lic. Javier Segovia Serrano

Trustee:

Periférico Sur 314
Col. San Angel Tlacopac,
Delegación Alvaro Obregón
México, D.F., México
C.P. 01049
Telefax: 5174 2222 ext. 1229

Attention: Lic. Idalia Morales Lever y/o Juan Pablo Baigts Lastiri

GTMM, TMM Holdings and MM:

Av. De la Cúspide 4755, Piso 11
Parque del Pedregal
Delegación Tlalpan
México, D.F., México
C.P. 14010
Telefax: 5629 8914

Attention: Lic. Javier Segovia Serrano

Any notice to be given by the Trustee to KCS as provided herein shall be delivered in writing in the Spanish language and will be deemed duly given when (i) personally delivered in original executed hardcopies in letterhead of he Trustee at the domicile of the KCS, or (ii) sent by facsimile transmission (with written confirmation or acknowledgment of receipt), in each case addressed to KCS at the domicile or facsimile transmission number indicated herein below or to such other address or facsimile transmission number of which KCS has given written notice to the Trustee and the Trustors:

KCS:

427 West 12th Street
Kansas City MO. 64105
USA.
Telefax: (816) 983 1297
Attention: Senior Vice President and General Counsel

With copy (not considered as notice)

Sonnenschein Nath & Rosenthal LLP.
450 Main Street, Suite 1100
Kansas City MO. 64111

Translation

Telefax: (816) 983 1297

Attention: John F. Marvin, Esq.

Section 16.2. Changes of Domicile. In case that any of the Parties changes its domicile, it shall so notify to the other Parties hereof, with at least five (5) Business Days in advance of the date in which the change takes place, otherwise it shall be understood that all notices and communications hereunder shall be effective if sent to the latest domicile notified to the Parties.

CLAUSE 17
Resignation and Substitution of Trustee

Section 17.1. Resignation and Substitution. In accordance with Article 385 of the LGTOC, the Trustee may resign or be removed, which shall not be effective until a succeeding trustee has taken over the Trust Estate. In case of removal, the Trust Beneficiaries shall provide a written notice of removal to the Trustee at least twenty (20) Business Days in advance to the effective date of removal.

Upon its removal or resignation, the outgoing Trustee shall prepare and deliver to the Trustors and Trust Beneficiaries, with a copy to KCS, a closing report specifying the status of the Trust Estate, which closing report shall be updated as of the last statement provided to the Trust Beneficiaries and the Trustors, as of the effective date of the removal or resignation. The Trust Beneficiaries and the Trustors shall have fifteen (15) calendar days upon receipt of the closing report to review and, if applicable, approve its contents. After such period, save for manifest error, if the Trustee has not received any notice in connection with the contents of such report from the Trust Beneficiaries and Trustees, the report shall be deemed to have been approved by the Trust Beneficiaries and the Trustors.

The incoming trustee shall take possession of the Trust Estate and shall have the rights, obligations and powers conferred to it under this Trust Contract.

CLAUSE 18
Miscellaneous

Section 18.1. Applicable Laws and Dispute Resolution. This Trust Contract and the Trust established herein shall be governed by the laws of México. For the interpretation and compliance with this Trust Contract, the Parties expressly submit themselves to the jurisdiction and competence of the courts of the City of México, Federal District, expressly waiving any other jurisdiction to which they may be entitled by reason of their present or future domicile, or by any other cause.

IN WITNESS WHEREOF, the Parties have caused this Trust Contract to be executed through their respective duly authorized representatives as of the date first above written. [Handwritten: Pages 18 and 19; not valid “October”; valid “December”.]

Translation

“TRUSTORS”

Ing. Jose Serrano Segovia	r. Ramon Serrano Segovia

[illegible signature]	[illegible signature]

Mrs. Teresa Serrano Segovia	Servicios Directivos Servia, S.A. de C.V.

[illegible signature]	[illegible signature]
By: Jose Francisco Serrano Segovia and
Javier Segovia Serrano
Title: Legal Representatives

“TRUSTEE”

Ixe Banco, S.A., Institución de Banca Múltiple
Ixe Grupo Financiero, División Fiduciaria
[illegible signature]
By: Idalia Morales Lever
Title: Delegate Trustee and
By: Armando Jorge Rivero Laing

With the consent and agreement of:

Grupo TMM, S.A.	TMM Holdings, S.A. de C.V.
[illegible signature]	[illegible signature]
By: Jose F. Serrano Segovia and	By: Jose F. Serrano Segovia and
Javier Segovia Serrano	Javier Segovia Serrano
Title: Legal Representatives	Title: Legal Representatives

TMM Multimodal, S.A. de C.V.
[illegible signature]
By: Jose F. Serrano Segovia and
Javier Segovia Serrano
Title: Legal Representatives

Translation

LIST OF ANNEXES

ANNEX “A”	JSS MARRIAGE CERTIFICATE
ANNEX “B”	RSS MARRIAGE CERTIFICATE
ANNEX “C”	ARTICLES OF INCORPORATION AND CURRENT BYLAWS OF SEDISE
ANNEX “D”	ARTICLES OF INCORPORATION AND CURRENT BYLAWS OF GTMM
ANNEX “E”	POLICY WITH THE ARTICLES OF INCORPORATION AND CURRENT BYLAWS OF TMM HOLDINGS
ANNEX “F”	ARTICLES OF INCORPORATION AND CURRENT BYLAWS OF MM
ANNEX “G”	COPY OF THE CERTIFICATE ISSUED BY INDEVAL
ANNEX “H”	TRUSTEE FEES
ANNEX “I”	COPY OF “AAA”

Translation

ANNEX “H”
TRUSTEE’S FEES

The fees to be charged by Trustee for its intervention in this Trust Contract shall be debited to the entrusted assets and if they are insufficient or have no liquid resources, the Trustors shall pay such fees.

The fees will be the following:

a)	For accepting the position of trustee, the amount of: $100,000.00 (One hundred thousand pesos 00/100 Mexican Currency) payable at the signing of this contract.

b)	For the monthly administration of this contract, the amount of $33,334.00 (Thirty-three thousand three hundred thirty-four pesos 00/100) payable per month in advance).

c)	For any modification to this contract, the amount of $5,000.00 (five thousand pesos 00/100 M.N.)

d)	For the granting of powers, the amount of $5,000.00 (five thousand pesos 00/100 M.N.)

e)	For its appearance or signature in any other act besides the execution of this contract, or those indicated in letters c), d) and e), shall be set by the Trustee, in compliance with the conditions and terms of each particular case, establishing the minimum fee of $5,000.00 (five thousand pesos 00/100 M.N.).

In the event of default in the payment of the fees, the Trustee shall charge default interest upon the entire amount owing, as of the date of default until the date of total payment, which default interest shall be the Equilibrium Interbank Interest Rate (TIIE) times 1.5, which will be the total amount payable as default interest.

The Equilibrium Interbank Interest Rate (TIIE) shall be understood to be the rate established by the Bank of Mexico for operations denominated in national currency, for a 28 day term, published in the Official Gazette of the Federation.

The TIIE that will be the basis for the calculation of the interest shall be the last one published before the commencement of the period in which the respective interest accrues.

If at any time the Trustee is unable to determine its default interest rate based on the TIIE, the Trustor agrees that the replacement rate will first of all be the net growth rate of the Federation Treasury Certificates (CETES) for a term of 28 days, in primary issuance, considering the last known one before the commencement of the period in which the respective interest accrues, and secondly, the Term Capture Cost (CCP) of liabilities denominated in national currency that the Bank of Mexico estimates as being representative of the set of multiple banking institutions, published in the Official Gazette of the Federation, taking into account the last one published before the commencement of the period in which the respective interest accrues.

Translation

The fees set forth in this clause will be charged automatically from the resources in the Trust fund, and if there are insufficient resources, the Trustors shall pay the fees at the domicile of the Trustee, without the need for any requirement; or through a deposit to the account of this trust; in which case it will deliver a copy of the deposit slip to the Trustee.

The Trustors, by signing this contract, expressly authorizes the Trustee to, in the event of default in the payment of such fees, not perform any instruction with respect to this trust until its fees and default interest are paid in full, without any liability for the Trustee.

If 60 (sixty) calendar days elapse from the date the fees became payable, and no payment has been made to the Trustee, the parties agree that such default shall be deemed a grave cause for Trustee to excuse itself and resign its position before a First Instance Judge, requesting the appointment of another Institution to replace it, or that the Trust cease to exist, in accordance with Article 391 of the Law of Negotiable Instruments and Credit Operations, without precluding any actions Trustee is entitled to exercise to collect outstanding fees.

The fees set forth in this clause shall be adjusted yearly, in the same proportion as the change in the National Consumer Price Index published by the Bank of Mexico in the Official Gazette of the Federation.

Any expenses Trustee must incur stemming from travel by its personnel in relation to this Trust Contract, will be at the expense of the Trustors. Trustee shall have no liability from not performing such travel if it does not have the necessary fund beforehand.

All costs deriving from the bank or financial services that are generated from the performance of the purposes of this Trust contract, shall be charged to the trust estate, or shall be paid beforehand by the Trustors according to the current tariffs in Ixe Banco S.A. In the understanding that the Trustee shall not be liable for not performing such services if the necessary resources are not available, as stated.

Any modification to the purposes of this Trust that imply a substantial change or greater operating load, shall require a revision to the fees that the Trustee is charging.

The Trustee fees and the default interest set forth in this clause cause the Value Added Tax, according to applicable law.

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